FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____                                                      Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____                                           No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____                                           No   X

Indicate by check mark whether by furnishing the information contained in this
Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____                                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.
News Release dated July 25, 2011 entitled, "CN reports Q2-2011 net income of C$538 million, or C$1.18 per diluted share”

“Adjusted net income for second-quarter 2011 was C$578 million, or C$1.26 per diluted share, an adjusted EPS increase of 12 per cent over 2010 (1)”

2.	Interim Consolidated Financial Statements and Notes thereto (U.S. GAAP)

3.	Management’s Discussion and Analysis (U.S. GAAP)

4.	Certificate of CEO

5.	Certificate of CFO

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

Item 1

North America’s Railroad

CN reports Q2-2011 net income of C$538 million,
or C$1.18 per diluted share

Adjusted net income for second-quarter 2011 was C$578 million, or C$1.26 per diluted share, an adjusted EPS increase of 12 per cent over 2010 (1)

MONTREAL, July 25, 2011 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the second quarter and first half ended June 30, 2011.

Second-quarter 2011 highlights
•
Net income increased from the year-earlier quarter to C$538 million, with diluted earnings per share (EPS) rising four per cent to C$1.18. The results included a net deferred income tax expense of C$40 million, or C$0.08 per diluted share, resulting from the enactment of state corporate income tax rate changes and other legislated state tax revisions.

•	Excluding the net deferred income tax expense, adjusted diluted EPS for the second quarter of 2011 rose to C$1.26 -- an increase of 12 per cent over C$1.13 for the same quarter of 2010. (1)
•	Revenues for second-quarter 2011 rose eight per cent to C$2,260 million, while carloadings increased four per cent and revenue ton-miles increased five per cent.
•	Operating income increased eight per cent to C$874 million.
•	CN’s operating ratio was 61.3 per cent, essentially in line with the operating ratio of 61.2 per cent for second-quarter 2010.
•	Free cash flow for the first half of 2011 was C$823 million, compared with C$958 million for the same period of 2010. (1)

Claude Mongeau, president and chief executive officer, said: “CN delivered a solid second-quarter performance as a result of continued improvements in freight volumes and strong operational execution. CN railroaders responded quickly and effectively to a series of weather challenges including floods, forest fires and mudslides. Their tireless efforts and dedication helped to protect the integrity of our network, the reliability of the supply chain we serve and our service to customers.”

Mongeau said that all of CN’s commodity groups posted revenue gains during the quarter. Intermodal – CN’s largest revenue segment – was a bright spot, benefiting principally from higher import volumes over the ports of Vancouver and Prince Rupert and increased domestic retail shipments. Total intermodal volumes rose 10 per cent and intermodal revenues increased 14 per cent.

“Intermodal was one of the first areas where we applied our new end-to-end supply chain collaboration approach,” Mongeau said. “This approach is really starting to pay off, and we hope to enjoy gains in other segments of our business where we have brought forward a similar focus on innovation and service excellence.”

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. As such, the Company’s results are affected by exchange-rate fluctuations. On a constant currency basis that excludes the impact of fluctuations in foreign currency exchange rates, CN’s second-quarter 2011 net income would have been higher by C$14 million, or C$0.03 per diluted share. (1)

Second-quarter 2011 revenues, traffic volumes and expenses
The eight per cent rise in second-quarter revenues mainly resulted from higher freight volumes as a result of continued though modest improvements in North American and global economic conditions; the impact of a higher fuel surcharge, as a result of year-over-year increases in applicable fuel prices and higher volumes; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar on U.S.-dollar-denominated revenues.

Revenues increased for metals and minerals (17 per cent), intermodal (14 per cent), grain and fertilizers (13 per cent), forest products (six per cent), coal (five per cent), petroleum and chemicals (three per cent), and automotive (two per cent).

Revenue ton-miles, measuring the relative weight and distance of rail freight transported by CN, increased five per cent from the year-earlier period.

Rail freight revenue per revenue ton-mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased four per cent over the second quarter of 2010, largely due to the impact of a higher fuel surcharge and freight rate increases, partly offset by the negative translation impact of the stronger Canadian dollar.

Operating expenses increased by eight per cent to C$1,386 million, mainly owing to higher fuel costs, increased purchased services and materials expense, and higher labor and fringe benefits expense. These factors were partly offset by the positive translation impact of the stronger Canadian dollar on U.S.-dollar-denominated expenses, and lower casualty and other expense.

2011 financial outlook (2)
CN remains comfortable with the financial guidance it issued on April 26, 2011. CN expects to generate double-digit diluted EPS growth of up to 15 per cent in 2011, on an adjusted basis, compared with adjusted diluted EPS of C$4.20 achieved in 2010. CN also expects free cash flow for 2011 to be in the order of C$1.2 billion, which takes into consideration a potential C$200 million additional voluntary pension contribution.

Mongeau said: “I am pleased with CN’s second-quarter results. While there is some growing uncertainty about the pace of growth of the U.S. and global economies, we believe our performance in the first half of 2011 positions us to finish the year on a positive note.”

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

(1)	See discussion and reconciliation of non-GAAP adjusted performance-measures in the attached supplementary schedule, Non-GAAP Measures.
(2)	See Forward-Looking Statements for a summary of the key assumptions and risks regarding CN’s 2011 financial outlook.

Forward-Looking Statements

Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. To the extent that CN has provided guidance that are non-GAAP financial measures, the Company may not be able to provide a reconciliation to the GAAP measures, due to unknown variables and uncertainty related to future results. Key assumptions used in determining forward-looking information are set forth below.

Key assumptions

CN announced a revised 2011 financial outlook in the news release of April 26, 2011, announcing its first-quarter 2011 financial results.

CN’s 2011 outlook is based on a number of economic and market assumptions. The Company forecasts that North American industrial production will increase by about 4.5 per cent in 2011. CN also expects U.S. housing starts to be about 650,000 units and U.S. motor vehicles sales to be approximately 13 million units for the year. Although the Company anticipates the 2011/2012 Canadian grain crop will be in-line with the five-year average, its impact on 2011 results is expected to be modest. In the first half of 2011, CN experienced the effects of a weaker 2010/2011 Canadian grain crop that was partly offset by a higher carry-over stock. With these assumptions, CN is targeting solid, mid-single-digit carload growth for 2011, along with continued pricing improvement above inflation. CN assumes the Canadian-U.S. exchange rate to be in the range of C$1.00 to C$1.05, and that the price of crude oil (West Texas Intermediate) for the year will be in the range of US$100 to US$110 per barrel. In 2011, CN plans to invest approximately C$1.7 billion in capital programs, of which more than C$1 billion will be targeted on track infrastructure to maintain a safe and fluid railway network. The Company will also invest in projects to support a number of productivity and growth initiatives.

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risk factors.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the Company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
Director	Vice-President
Communications and Public Affairs	Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP) - unaudited
(In millions, except per share data)
Item 2

	Three months ended		Six months ended
	June 30		June 30

	2011	2010	2011	2010

Revenues	$2,260	$2,093	$4,344	$4,058

Operating expenses
Labor and fringe benefits	432	414	905	884
Purchased services and material	268	250	554	508
Fuel	353	255	680	508
Depreciation and amortization	217	205	435	410
Equipment rents	54	60	105	120
Casualty and other	62	96	146	212
Total operating expenses	1,386	1,280	2,825	2,642

Operating income	874	813	1,519	1,416

Interest expense	(85)	(91)	(171)	(183)
Other income (Note 2)	10	14	310	176
Income before income taxes	799	736	1,658	1,409

Income tax expense (Note 6)	(261)	(202)	(452)	(364)
Net income	$538	$534	$1,206	$1,045

Earnings per share (Note 9)
Basic	$1.19	$1.14	$2.64	$2.22
Diluted	$1.18	$1.13	$2.63	$2.21

Weighted-average number of shares
Basic	453.9	468.8	456.1	469.9
Diluted	457.1	472.6	459.4	473.7
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP) - unaudited
(In millions)

	June 30	December 31	June 30
	2011	2010	2010

Assets

Current assets:
Cash and cash equivalents (Note 3)	$175	$490	$896
Accounts receivable	825	775	794
Material and supplies	240	210	255
Deferred income taxes	50	53	96
Other (Note 3)	551	62	64
Total current assets	1,841	1,590	2,105

Properties	22,789	22,917	22,801
Intangible and other assets	840	699	1,221

Total assets	$25,470	$25,206	$26,127

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and other	$1,452	$1,366	$1,341
Current portion of long-term debt and short-term debt (Note 3)	530	540	210
Total current liabilities	1,982	1,906	1,551

Deferred income taxes	5,301	5,152	5,298
Other liabilities and deferred credits	1,284	1,333	1,256
Long-term debt	5,432	5,531	6,345

Shareholders' equity:
Common shares	4,211	4,252	4,275
Accumulated other comprehensive loss	(1,741)	(1,709)	(929)
Retained earnings	9,001	8,741	8,331

Total shareholders' equity	11,471	11,284	11,677

Total liabilities and shareholders' equity	$25,470	$25,206	$26,127
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP) - unaudited
(In millions)

	Three months ended		Six months ended
	June 30		June 30
	2011	2010	2011	2010

Common shares (1)
Balance, beginning of period	$4,228	$4,301	$4,252	$4,266
Stock options exercised and other	34	23	56	79
Share repurchase programs (Note 3)	(51)	(49)	(97)	(70)
Balance, end of period	$4,211	$4,275	$4,211	$4,275

Accumulated other comprehensive loss
Balance, beginning of period	$(1,736)	$(980)	$(1,709)	$(948)
Other comprehensive income (loss):
Unrealized foreign exchange gain (loss) on:
Translation of the net investment in foreign operations	(33)	286	(180)	79
Translation of US dollar-denominated debt
designated as a hedge of the net investment in U.S. subsidiaries	29	(279)	169	(80)
Pension and other postretirement benefit plans (Note 5):
Amortization of prior service cost included in net
periodic benefit cost	1	-	1	1
Amortization of net actuarial loss included in net
periodic benefit cost (income)	2	-	4	1
Derivative instruments	-	(1)	(1)	(1)
Other comprehensive income (loss) before income taxes	(1)	6	(7)	-
Income tax recovery (expense)	(4)	45	(25)	19
Other comprehensive income (loss)	(5)	51	(32)	19
Balance, end of period	$(1,741)	$(929)	$(1,741)	$(929)

Retained earnings
Balance, beginning of period	$8,966	$8,191	$8,741	$7,915
Net income	538	534	1,206	1,045
Share repurchase programs (Note 3)	(356)	(268)	(650)	(376)
Dividends	(147)	(126)	(296)	(253)
Balance, end of period	$9,001	$8,331	$9,001	$8,331
See accompanying notes to unaudited consolidated financial statements.

(1)
During the three and six months ended June 30, 2011, the Company issued 0.9 million and 1.7 million common shares, respectively, as a result of stock options exercised and repurchased 5.5 million and 10.5 million common shares, respectively, under its current share repurchase program.  At June 30, 2011, the Company had 450.6 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP) - unaudited
(In millions)

	Three months ended		Six months ended
	June 30		June 30
	2011	2010	2011	2010

Operating activities
Net income	$538	$534	$1,206	$1,045
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	217	205	435	410
Deferred income taxes	119	41	223	111
Gain on disposal of property (Note 2)	-	-	(288)	(152)
Changes in operating assets and liabilities:
Accounts receivable	(54)	14	(72)	13
Material and supplies	(13)	(17)	(32)	(84)
Accounts payable and other	106	98	42	199
Other current assets	3	11	(7)	12
Other, net	(17)	(27)	(109)	(98)
Net cash provided by operating activities	899	859	1,398	1,456

Investing activities
Property additions	(377)	(301)	(597)	(435)
Disposal of property (Note 2)	-	23	299	167
Change in restricted cash and cash equivalents (Note 3)	(467)	-	(467)	-
Other, net	3	11	17	18
Net cash used in investing activities	(841)	(267)	(748)	(250)

Financing activities
Issuance of debt (Note 3)	64	-	64	-
Repayment of debt	(17)	(22)	(39)	(40)
Issuance of common shares due to exercise of stock
options and related excess tax benefits realized	31	22	51	74
Repurchase of common shares (Note 3)	(407)	(317)	(747)	(446)
Dividends paid	(147)	(126)	(296)	(253)
Net cash used in financing activities	(476)	(443)	(967)	(665)
Effect of foreign exchange fluctuations on US
dollar-denominated cash and cash equivalents	-	(1)	2	3
Net increase (decrease) in cash and cash equivalents	(418)	148	(315)	544
Cash and cash equivalents, beginning of period	593	748	490	352
Cash and cash equivalents, end of period	$175	$896	$175	$896

Supplemental cash flow information
Net cash receipts from customers and other	$2,228	$2,093	$4,333	$4,150
Net cash payments for:
Employee services, suppliers and other expenses	(1,156)	(1,076)	(2,427)	(2,304)
Interest	(75)	(81)	(162)	(172)
Personal injury and other claims	(16)	(17)	(33)	(31)
Pensions (Note 5)	(5)	(8)	(98)	(110)
Income taxes	(77)	(52)	(215)	(77)
Net cash provided by operating activities	$899	$859	$1,398	$1,456
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 - Basis of presentation

In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at June 30, 2011, December 31, 2010, and June 30, 2010, and its results of operations, changes in shareholders’ equity and cash flows for the three and six months ended June 30, 2011 and 2010.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2010 Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s Interim Management’s Discussion and Analysis (MD&A) and the 2010 Annual Consolidated Financial Statements and Notes thereto.

Note 2 - Disposal of property

2011 - Disposal of IC RailMarine Terminal
In June 2011, the Company entered into an agreement with Raven Energy, LLC, an affiliate of Foresight Energy, LLC (“Foresight”) and the Cline Group (“Cline”), to sell substantially all of the assets of IC RailMarine Terminal Company (“ICRMT”), an indirect subsidiary of the Company, for cash proceeds of US$73 million before transaction costs. ICRMT is located on the east bank of the Mississippi River and stores and transfers bulk commodities and liquids between rail, ship and barge, serving customers in North American and global markets.
Under the sale agreement, the Company would benefit from a 10-year rail transportation agreement with Savatran LLC, an affiliate of Foresight and Cline, to haul a minimum annual volume of coal from four Illinois mines to the ICRMT transfer facility. The transaction, which is subject to customary closing conditions and regulatory approvals, is expected to be finalized in the third quarter of 2011. The net book value of the assets being sold has been reclassified to Other current assets. The proceeds of disposition are expected to exceed the Company’s net book value of the underlying assets.

2011 - Disposal of Lakeshore East
In March 2011, the Company entered into an agreement with Metrolinx to sell a segment of the Kingston subdivision known as the Lakeshore East in Pickering and Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for cash proceeds of $299 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $288 million ($254 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2010 - Disposal of Oakville subdivision
In March 2010, the Company entered into an agreement with Metrolinx to sell a portion of the property known as the Oakville subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for proceeds of $168 million before transaction costs, of which $24 million placed in escrow at the time of disposal was entirely released by December 31, 2010 in accordance with the terms of the agreement. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $152 million ($131 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 3 - Financing activities

Revolving credit facility
In May 2011, the Company entered into a $800 million four-year revolving credit facility agreement with a consortium of lenders. The agreement allows for an increase in amount, up to a maximum of $500 million, as well as an extension of one year at each anniversary date, subject to the consent of individual lenders. The Company plans to use the credit facility for working capital and general corporate purposes including backstopping its commercial paper program. This facility, containing customary terms and conditions, replaces the US$1 billion credit facility that was scheduled to expire in October 2011. As at June 30, 2011, the Company had no outstanding borrowings under its revolving credit facility (nil as at December 31, 2010).

Commercial paper
The Company has a commercial paper program, which is backed by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. As at June 30, 2011, the Company had borrowings of $64 million of commercial paper (nil as at December 31, 2010), which were presented in Current portion of long-term debt and short-term debt on the Balance Sheet.

Bilateral letter of credit facilities
In April 2011, the Company entered into a series of three-year bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. As at June 30, 2011, from a total committed amount of $495 million by the various banks, the Company had letters of credit drawn of $467 million ($436 million as at December 31, 2010, under its previous US$1 billion credit facility). Under these agreements, the Company has the option from time to time to pledge collateral, in the form of cash or cash equivalents, for a minimum term of three months, equal to at least the face value of the letters of credit issued. As at June 30, 2011, cash and cash equivalents of $467 million were pledged as collateral and recorded as Restricted cash and cash equivalents in Other current assets.

Share repurchase programs
In January 2011, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 16.5 million common shares to the end of December 2011 pursuant to a normal course issuer bid, at prevailing market prices or such other price as may be permitted by the Toronto Stock Exchange.
The following table provides the activity under such share repurchase program as well as the share repurchase program of the prior year:

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2011	2010	2011	2010
Number of common shares repurchased (1)	5.5	5.4	10.5	7.7
Weighted-average price per share (2)	$74.08	$58.70	$71.18	$57.92
Amount of repurchase	$407	$317	$747	$446
(1) Includes common shares purchased pursuant to private agreements between the Company and arm's-length third-party sellers.
(2) Includes brokerage fees.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 4 - Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided in Note 11 – Stock plans, to the Company’s 2010 Annual Consolidated Financial Statements. The following table provides total stock-based compensation expense for awards under all plans, as well as the related tax benefit recognized in income, for the three and six months ended June 30, 2011 and 2010.

	Three months ended June 30		Six months ended June 30
In millions	2011	2010	2011	2010

Cash settled awards
Restricted share unit plan	$18	$12	$47	$39
Voluntary Incentive Deferral Plan (VIDP)	7	(3)	18	6
	25	9	65	45
Stock option awards	3	1	5	5
Total stock-based compensation expense	$28	$10	$70	$50

Tax benefit recognized in income	$7	$2	$18	$13

Cash settled awards
Following approval by the Board of Directors in January 2011, the Company granted 0.5 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted by the Company are generally scheduled for payout in cash after three years (“plan period”) and vest conditionally upon the attainment of a target relating to return on invested capital over the plan period. Payout is conditional upon the attainment of a minimum share price calculated using the average of the last three months of the plan period. As at June 30, 2011, 0.2 million RSUs remained authorized for future issuance under this plan.
The following table provides the 2011 activity for all cash settled awards:

	RSUs		VIDP
In millions	Nonvested	Vested	Nonvested	Vested
Outstanding at December 31, 2010	1.3	0.7	-	1.5
Granted (Payout)	0.5	(0.7)	-	(0.1)
Outstanding at June 30, 2011	1.8	-	-	1.4

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated	RSUs (1)				VIDP (2)	Total

Year of grant	2011	2010	2009	2008

Stock-based compensation expense
recognized over requisite service period
Six months ended June 30, 2011	$6	$16	$25	$-	$18	$65
Six months ended June 30, 2010	N/A	$7	$17	$15	$6	$45

Liability outstanding
June 30, 2011	$6	$33	$71	$-	$115	$225
December 31, 2010	N/A	$17	$46	$37	$99	$199

Fair value per unit
June 30, 2011 ($)	$51.76	$71.73	$76.49	N/A	$77.14	N/A

Fair value of awards vested during the period
Six months ended June 30, 2011	$-	$-	$-	N/A	$1	$1
Six months ended June 30, 2010	N/A	$-	$-	$-	$1	$1

Nonvested awards at June 30, 2011
Unrecognized compensation cost	$17	$21	$7	N/A	$1	$46
Remaining recognition period (years)	2.5	1.5	0.5	N/A	N/A (3)	N/A

Assumptions (4)
Stock price ($)	$77.14	$77.14	$77.14	N/A	$77.14	N/A
Expected stock price volatility (5)	26%	19%	14%	N/A	N/A	N/A
Expected term (years) (6)	2.5	1.5	0.5	N/A	N/A	N/A
Risk-free interest rate (7)	1.71%	1.40%	1.04%	N/A	N/A	N/A
Dividend rate ($) (8)	$1.30	$1.30	$1.30	N/A	N/A	N/A

(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein.
(2)	Compensation cost is based on intrinsic value.
(3)	The remaining recognition period has not been quantified as it relates solely to the 25% Company grant and the dividends earned thereon, representing a minimal number of units.
(4)	Assumptions used to determine fair value are at June 30, 2011.
(5)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.
(6)	Represents the remaining period of time that awards are expected to be outstanding.
(7)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(8)	Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Stock option awards
Following approval by the Board of Directors in January 2011, the Company granted 0.6 million conventional stock options to designated senior management employees. The stock option plan allows eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of grant. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At June 30, 2011, 11.0 million common shares remained authorized for future issuances under this plan. The total number of options outstanding at June 30, 2011, including conventional and performance-accelerated options, was 6.2 million and 1.6 million, respectively. As at June 30, 2011, the performance-accelerated stock options were fully vested.
The following table provides the activity of stock option awards in 2011. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the value that would have been received by option holders had they exercised their options on June 30, 2011 at the Company’s closing stock price of $77.14.

	Options outstanding
	Number	Weighted-average	Weighted-average	Aggregate
	of options	exercise price	years to expiration	intrinsic value
	In millions			In millions
Outstanding at December 31, 2010 (1)	8.9	$34.23
Granted	0.6	$68.93
Exercised	(1.7)	$25.12
Outstanding at June 30, 2011 (1)	7.8	$38.46	4.9	$302
Exercisable at June 30, 2011 (1)	5.8	$33.89	3.7	$252
(1)		Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2011	2010	2009	2008	2007	Total

Stock-based compensation expense
recognized over requisite service period (1)
Six months ended June 30, 2011	$2	$1	$1	$1	$-	$5
Six months ended June 30, 2010	N/A	$3	$1	$1	$-	$5

Fair value per unit
At grant date ($)	$15.66	$13.09	$12.60	$12.44	$13.36	N/A

Fair value of awards vested during the period
Six months ended June 30, 2011	$-	$2	$4	$3	$3	$12
Six months ended June 30, 2010	N/A	$-	$4	$3	$3	$10

Nonvested awards at June 30, 2011
Unrecognized compensation cost	$7	$4	$3	$-	$-	$14
Remaining recognition period (years)	3.5	2.5	1.5	0.5	-	N/A

Assumptions
Grant price ($)	$68.93	$54.76	$42.14	$48.51	$52.79	N/A
Expected stock price volatility (2)	26%	28%	39%	27%	24%	N/A
Expected term (years) (3)	5.3	5.4	5.3	5.3	5.2	N/A
Risk-free interest rate (4)	2.53%	2.44%	1.97%	3.58%	4.12%	N/A
Dividend rate ($) (5)	$1.30	$1.08	$1.01	$0.92	$0.84	N/A

(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.

(2)
Based on the average of the historical volatility of the Company's stock over a period commensurate with the expected term of the award and the implied volatility from traded options on the Company's stock.

(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(5)	Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 5 - Pensions and other postretirement benefits

For the three and six months ended June 30, 2011 and 2010, the components of net periodic benefit cost (income) for pensions and other postretirement benefits were as follows:

(a) Components of net periodic benefit income for pensions

	Three months ended		Six months ended
	June 30		June 30
In millions	2011	2010	2011	2010
Service cost	$31	$26	$62	$53
Interest cost	196	210	393	418
Expected return on plan assets	(251)	(252)	(502)	(504)
Recognized net actuarial loss	2	1	4	2
Net periodic benefit (income)	$(22)	$(15)	$(43)	$(31)

(b) Components of net periodic benefit cost for other postretirement benefits

	Three months ended		Six months ended
	June 30		June 30
In millions	2011	2010	2011	2010
Service cost	$1	$1	$2	$2
Interest cost	3	5	7	8
Amortization of prior service cost	1	-	1	1
Recognized net actuarial gain	-	(1)	-	(1)
Net periodic benefit cost	$5	$5	$10	$10

The Company continuously monitors the various economic elements which affect the level of contribution it considers necessary to maintain the financial health of its various pension plans. For 2011, the Company currently expects to make contributions of approximately $110 million for all its pension plans, including its defined contribution plans, of which $98 million was disbursed as at June 30, 2011.
Additional information relating to the plans is provided in Note 12 – Pensions and other postretirement benefits to the Company’s 2010 Annual Consolidated Financial Statements.

Note 6 – Income taxes

The Company recorded income tax expense of $261 million for the three months ended June 30, 2011 and $452 million for the six months ended June 30, 2011, compared to $202 million and $364 million, respectively, for the same periods in 2010. Included in the 2011 figures was a net deferred income tax expense of $40 million resulting from the enactment of state corporate income tax rate changes and other legislated state tax revisions.

Note 7 - Major commitments and contingencies

A. Commitments
As at June 30, 2011, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $786 million ($740 million as at December 31, 2010). The Company also has remaining estimated commitments in relation to the acquisition of the principal lines of the former Elgin, Joliet and Eastern Railway Company to be spent over the next few years, of approximately $140 million for railroad infrastructure improvements, grade separation projects, as well as commitments under a series of agreements with individual communities and a comprehensive voluntary mitigation program established to address surrounding municipalities' concerns. The commitment for the grade separation projects is based on estimated costs provided by the Surface Transportation Board (STB) at the time of acquisition and could be subject to adjustment. In addition, implementation costs associated with the U.S. federal government legislative requirement to

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

implement positive train control (PTC) by 2015 are estimated to be $193 million (US$200 million). The Company also has agreements with fuel suppliers to purchase approximately 71% of its estimated remaining 2011 volume, 49% of its anticipated 2012 volume, 35% of its anticipated 2013 volume and 11% of its anticipated 2014 volume, at market prices prevailing on the date of the purchase.

B. Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, it accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. A comprehensive actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

United States
Personal injury claims by the Company’s employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the Federal Employers’ Liability Act (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is performed annually.
For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, CN’s historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial study includes the projection of CN’s experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management’s assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

As at June 30, 2011, the Company had aggregate reserves for personal injury and other claims of $339 million, of which $82 million was recorded as a current liability ($346 million as at December 31, 2010, of which $83 million was recorded as a current liability).
Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at June 30, 2011, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s results of operations, financial position or liquidity in a particular quarter or fiscal year.

C. Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns
The Company has identified approximately 300 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

(CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.
The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.
The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental accruals, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.
As at June 30, 2011, the Company had aggregate accruals for environmental costs of $132 million, of which $36 million was recorded as a current liability ($150 million as at December 31, 2010, of which $34 million was recorded as a current liability). The Company anticipates that the majority of the liability at June 30, 2011 will be paid out over the next five years. However, some costs may be paid out over a longer period. The Company expects to partly recover certain accrued remediation costs associated with alleged contamination and has recorded a receivable in Intangible and other assets for such recoverable amount. Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, newly discovered facts, changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
(iv)	the determination of the Company’s liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

D. Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

(i) Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2011 and 2022, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At June 30, 2011, the maximum exposure in respect of these guarantees was $147 million. There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees
As at June 30, 2011, the Company, including certain of its subsidiaries, has granted $467 million of irrevocable standby letters of credit and $10 million of surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at June 30, 2011, the maximum potential liability under these guarantee instruments was $477 million, of which $421 million related to workers’ compensation and other employee benefit liabilities and $56 million related to equipment under leases and other liabilities. The letters of credit were drawn on the Company’s bilateral letter of credit facilities. The Company has not recorded a liability in respect of these guarantee instruments as they relate to the Company’s future performance. In addition, as the Company does not expect to make any payments under these guarantee instruments, the Company has not recorded an additional liability at June 30, 2011 with respect to such guarantees. The majority of the guarantee instruments mature at various dates between 2011 and 2013.

(iii) General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to:
(a)	contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;
(b)	contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;
(c)	contracts for the sale of assets and securitization of accounts receivable;
(d)	contracts for the acquisition of services;
(e)	financing agreements;
(f)	trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
(g)	transfer agent and registrar agreements in respect of the Company’s securities;
(h)
trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;

(i)	pension transfer agreements;
(j)	master agreements with financial institutions governing derivative transactions;
(k)
settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements; and

(l)	acquisition agreements.

To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate.  Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material.  However, such exposure cannot be determined with certainty.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

During the six months ended June 30, 2011, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

Note 8 – Financial instruments

Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i) Cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and other:
The carrying amounts approximate fair value because of the short maturity of these instruments.

(ii) Other assets:
The Company has various equity investments for which the carrying value approximates the fair value, with the exception of certain cost investments for which the fair value was estimated based on the Company’s proportionate share of the underlying net assets.

(iii) Debt:
The fair value of the Company’s debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at June 30, 2011 and December 31, 2010 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	June 30, 2011		December 31, 2010
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Investments	$24	$112	$25	$114
Financial liabilities
Debt (including current portion of long-term debt and short-term debt)	$5,962	$6,808	$6,071	$6,937

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 9 – Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

	Three months ended		Six months ended
	June 30		June 30
In millions, except per share data	2011	2010	2011	2010

Net income	$538	$534	$1,206	$1,045

Weighted-average shares outstanding	453.9	468.8	456.1	469.9
Effect of stock options	3.2	3.8	3.3	3.8
Weighted-average diluted shares outstanding	457.1	472.6	459.4	473.7

Basic earnings per share	$1.19	$1.14	$2.64	$2.22
Diluted earnings per share	$1.18	$1.13	$2.63	$2.21

Basic earnings per share are calculated based on the weighted-average number of common shares outstanding over each period. Diluted earnings per share are calculated based on the weighted-average diluted shares outstanding using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money stock options, would be used to purchase common shares at the average market price for the period. The weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact was 0.1 million for both the three and six months ended June 30, 2011, and nil and 0.1 million, respectively, for the corresponding periods in 2010.

Note 10 – Comparative figures

Certain of the 2010 comparative figures have been restated to conform with the 2011 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP) - unaudited

	Three months ended		Six months ended
	June 30		June 30
	2011	2010	2011	2010

Statistical operating data

Rail freight revenues ($ millions)	2,016	1,846	3,920	3,634
Gross ton miles (GTM) (millions)	89,615	85,129	176,282	169,119
Revenue ton miles (RTM) (millions)	46,683	44,576	92,836	88,656
Carloads (thousands)	1,234	1,182	2,380	2,290
Route miles (includes Canada and the U.S.) (1)	20,500	20,900	20,500	20,900
Employees (end of period)	23,315	22,127	23,315	22,127
Employees (average for the period)	23,060	22,019	22,682	21,750

Productivity

Operating ratio (%)	61.3	61.2	65.0	65.1
Rail freight revenue per RTM (cents)	4.32	4.14	4.22	4.10
Rail freight revenue per carload ($)	1,634	1,562	1,647	1,587
Operating expenses per GTM (cents)	1.55	1.50	1.60	1.56
Labor and fringe benefits expense per GTM (cents)	0.48	0.49	0.51	0.52
GTMs per average number of employees (thousands)	3,886	3,866	7,772	7,776
Diesel fuel consumed (US gallons in millions)	91.3	87.5	184.2	178.6
Average fuel price ($/US gallon)	3.42	2.60	3.31	2.58
GTMs per US gallon of fuel consumed	982	973	957	947

Safety indicators

Injury frequency rate per 200,000 person hours (2)	1.71	1.61	1.58	1.64
Accident rate per million train miles (2)	2.44	1.97	2.36	2.02

Financial ratio

Debt-to-total capitalization ratio (% at end of period)	34.2	36.0	34.2	36.0
(1) Rounded to the nearest hundred miles.
(2) Based on Federal Railroad Administration (FRA) reporting criteria.

Certain of the 2010 comparative figures have been restated to conform with the 2011 presentation. Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP) - unaudited

	Three months ended June 30				Six months ended June 30
	2011	2010	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)	2011	2010	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)
Revenues (millions of dollars)
Petroleum and chemicals	340	329	3%	8%	682	650	5%	9%
Metals and minerals	245	210	17%	22%	454	420	8%	13%
Forest products	317	299	6%	10%	616	587	5%	9%
Coal	162	155	5%	8%	303	287	6%	9%
Grain and fertilizers	368	327	13%	16%	774	699	11%	14%
Intermodal	454	398	14%	15%	846	749	13%	14%
Automotive	130	128	2%	6%	245	242	1%	6%
Total rail freight revenues	2,016	1,846	9%	13%	3,920	3,634	8%	11%
Other revenues	244	247	(1%)	2%	424	424	-	3%
Total revenues	2,260	2,093	8%	11%	4,344	4,058	7%	10%
Revenue ton miles (millions)
Petroleum and chemicals	7,847	7,680	2%	2%	16,076	15,544	3%	3%
Metals and minerals	4,611	4,084	13%	13%	8,568	7,988	7%	7%
Forest products	7,302	7,460	(2%)	(2%)	14,433	14,636	(1%)	(1%)
Coal	5,330	4,941	8%	8%	9,949	9,267	7%	7%
Grain and fertilizers	11,157	10,447	7%	7%	24,116	22,561	7%	7%
Intermodal	9,756	9,230	6%	6%	18,374	17,295	6%	6%
Automotive	680	734	(7%)	(7%)	1,320	1,365	(3%)	(3%)
	46,683	44,576	5%	5%	92,836	88,656	5%	5%
Rail freight revenue / RTM (cents)
Total rail freight revenue per RTM	4.32	4.14	4%	8%	4.22	4.10	3%	6%
Commodity groups:
Petroleum and chemicals	4.33	4.28	1%	5%	4.24	4.18	1%	5%
Metals and minerals	5.31	5.14	3%	8%	5.30	5.26	1%	5%
Forest products	4.34	4.01	8%	12%	4.27	4.01	6%	10%
Coal	3.04	3.14	(3%)	-	3.05	3.10	(2%)	1%
Grain and fertilizers	3.30	3.13	5%	9%	3.21	3.10	4%	6%
Intermodal	4.65	4.31	8%	9%	4.60	4.33	6%	7%
Automotive	19.12	17.44	10%	15%	18.56	17.73	5%	9%

Carloads (thousands)
Petroleum and chemicals	138	138	-	-	278	272	2%	2%
Metals and minerals	265	249	6%	6%	480	489	(2%)	(2%)
Forest products	113	107	6%	6%	221	210	5%	5%
Coal	113	132	(14%)	(14%)	232	242	(4%)	(4%)
Grain and fertilizers	145	136	7%	7%	305	282	8%	8%
Intermodal	400	364	10%	10%	752	690	9%	9%
Automotive	60	56	7%	7%	112	105	7%	7%
	1,234	1,182	4%	4%	2,380	2,290	4%	4%
Rail freight revenue / carload (dollars)
Total rail freight revenue per carload	1,634	1,562	5%	8%	1,647	1,587	4%	7%
Commodity groups:
Petroleum and chemicals	2,464	2,384	3%	8%	2,453	2,390	3%	7%
Metals and minerals	925	843	10%	15%	946	859	10%	15%
Forest products	2,805	2,794	-	4%	2,787	2,795	-	3%
Coal	1,434	1,174	22%	26%	1,306	1,186	10%	13%
Grain and fertilizers	2,538	2,404	6%	9%	2,538	2,479	2%	5%
Intermodal	1,135	1,093	4%	5%	1,125	1,086	4%	5%
Automotive	2,167	2,286	(5%)	(1%)	2,188	2,305	(5%)	(1%)
(1) See supplementary schedule entitled Non-GAAP Measures for an explanation of this Non-GAAP measure.
Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Adjusted performance measures

For the three and six months ended June 30, 2011, the Company reported adjusted net income of $578 million, or $1.26 per diluted share and $992 million, or $2.16 per diluted share, respectively.  The adjusted figures for the three and six months ended June 30, 2011 exclude a net deferred income tax expense of $40 million ($0.08 per diluted share) resulting from the enactment of state corporate income tax rate changes and other legislated state tax revisions. The adjusted figures for the six months ended June 30, 2011 also exclude a gain on disposal of a segment of the Company’s Kingston subdivision of $288 million, or $254 million after-tax ($0.55 per diluted share).
For the three and six months ended June 30, 2010, the Company reported adjusted net income of $534 million, or $1.13 per diluted share and $914 million, or $1.93 per diluted share, respectively. The adjusted figures for the six months ended June 30, 2010 also exclude a gain on disposal of the Company’s Oakville subdivision of $152 million, or $131 million after-tax ($0.28 per diluted share).
Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s 2011 unaudited Interim Consolidated Financial Statements and Notes thereto. The following table provides a reconciliation of net income and earnings per share, as reported for the three and six months ended June 30, 2011 and 2010, to the adjusted performance measures presented herein.

	Three months ended			Six months ended
	June 30, 2011			June 30, 2011

In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$2,260	$-	$2,260	$4,344	$-	$4,344
Operating expenses	1,386	-	1,386	2,825	-	2,825
Operating income	874	-	874	1,519	-	1,519
Interest expense	(85)	-	(85)	(171)	-	(171)
Other income	10	-	10	310	(288)	22
Income before income taxes	799	-	799	1,658	(288)	1,370
Income tax expense	(261)	40	(221)	(452)	74	(378)
Net income	$538	$40	$578	$1,206	$(214)	$992
Operating ratio	61.3%		61.3%	65.0%		65.0%
Basic earnings per share	$1.19	$0.08	$1.27	$2.64	$(0.47)	$2.17
Diluted earnings per share	$1.18	$0.08	$1.26	$2.63	$(0.47)	$2.16

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

	Three months ended			Six months ended
	June 30, 2010			June 30, 2010

In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$2,093	$-	$2,093	$4,058	$-	$4,058
Operating expenses	1,280	-	1,280	2,642	-	2,642
Operating income	813	-	813	1,416	-	1,416
Interest expense	(91)	-	(91)	(183)	-	(183)
Other income	14	-	14	176	(152)	24
Income before income taxes	736	-	736	1,409	(152)	1,257
Income tax expense	(202)	-	(202)	(364)	21	(343)
Net income	$534	$-	$534	$1,045	$(131)	$914
Operating ratio	61.2%		61.2%	65.1%		65.1%
Basic earnings per share	$1.14	$-	$1.14	$2.22	$(0.28)	$1.94
Diluted earnings per share	$1.13	$-	$1.13	$2.21	$(0.28)	$1.93

Constant currency

Although CN conducts its business and reports its earnings in Canadian dollars, a large portion of revenues and expenses is denominated in US dollars. As such, the Company’s results are affected by exchange-rate fluctuations.
Financial results at “constant currency” allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates for the three and six months ended June 30, 2011 were 0.97 and 0.98, respectively, and 1.03 for both the three and six months ended June 30, 2010.
On a constant currency basis, the Company’s 2011 second quarter and first half net income would have been higher by $14 million, or $0.03 per diluted share and $23 million, or $0.05 per diluted share, respectively. The following table presents a reconciliation of 2011 net income as reported to net income on a constant currency basis:

	Three months ended	Six months ended
In millions	June 30, 2011	June 30, 2011

Net income, as reported	$538	$1,206
Add back:
Negative impact due to the strengthening Canadian dollar included in net income	14	23
Add:
Increase due to the strengthening Canadian dollar on additional year-over-year US$ net income	-	-
Impact of foreign exchange using constant currency rates	14	23
Net income, on a constant currency basis	$552	$1,229

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Free cash flow

The Company generated $378 million and $823 million of free cash flow for the three and six months ended June 30, 2011, respectively, compared to $465 million and $958 million for the same periods in 2010, respectively. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as the sum of net cash provided by operating activities, adjusted for changes in the accounts receivable securitization program, if any, and in cash and cash equivalents resulting from foreign exchange fluctuations; and net cash used in investing activities, adjusted for changes in restricted cash and cash equivalents, if any, for the impact of major acquisitions, if any, and the payment of dividends, calculated as follows:

	Three months ended		Six months ended
	June 30		June 30
In millions	2011	2010	2011	2010

Net cash provided by operating activities	$899	$859	$1,398	$1,456
Net cash used in investing activities	(841)	(267)	(748)	(250)
Net cash provided before financing activities	58	592	650	1,206

Adjustments:
Change in restricted cash and cash equivalents	467	-	467	-
Dividends paid	(147)	(126)	(296)	(253)
Change in accounts receivable securitization	-	-	-	2
Effect of foreign exchange fluctuations on US dollar-denominated
cash and cash equivalents	-	(1)	2	3
Free cash flow	$378	$465	$823	$958

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Item 3

Management’s discussion and analysis (MD&A) relates to the financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or “the Company.” Canadian National Railway Company’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial position and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2011 unaudited Interim Consolidated Financial Statements and Notes thereto as well as the 2010 Annual MD&A.

Business profile

CN is engaged in the rail and related transportation business. CN’s network of approximately 20,500 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s extensive network, and its co-production arrangements, routing protocols, marketing alliances, and interline agreements, provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations.
CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. For the current year, from a geographic standpoint, 18% of revenues relate to United States (U.S.) domestic traffic, 28% transborder traffic, 22% Canadian domestic traffic and 32% overseas traffic. The Company is the originating carrier for approximately 85% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets. In 2010, no individual commodity group accounted for more than 19% of revenues.

Corporate organization

The Company manages its rail operations in Canada and the United States as one business segment. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company’s corporate management in evaluating financial and operational performance and allocating resources across CN’s network. The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the corporate strategy and operating plan established by corporate management.
See Note 15 – Segmented information, to the Company’s 2010 Annual Consolidated Financial Statements for additional information on the Company’s corporate organization, as well as selected financial information by geographic area.

Strategy overview

CN’s focus is on running a safe and efficient railroad. While remaining at the forefront of the rail industry, CN’s goal is to be internationally regarded as one of the best-performing transportation companies.
CN’s commitment is to create value for both its customers and shareholders. By staying engaged with customers and leveraging the strength of its franchise, the Company seeks to provide quality and cost-effective service that creates value for its customers.
CN’s corporate goals are generally based on five key financial performance targets: revenues, operating income, earnings per share, free cash flow and return on invested capital, as well as various key operating metrics, including safety metrics, that the Company focuses on to measure efficiency and quality of service. By striving for sustainable financial performance through profitable growth, adequate free cash flow and return on invested capital, CN seeks to deliver increased shareholder value. For 2011, the Company’s Board of Directors has approved an increase of 20% to the quarterly dividend to common shareholders, from $0.270 to $0.325, as well as a share repurchase program to be funded mainly from cash generated from operations. The share repurchase program allows for the repurchase of up to 16.5 million common shares to the end of December 2011 pursuant to a normal course issuer bid, at prevailing market prices, or such other price as may be permitted by the Toronto Stock Exchange.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

CN’s business model is anchored on five core principles: providing quality service, controlling costs, focusing on asset utilization, committing to safety, and developing people. Precision Railroading is at the core of CN’s business model. It is a highly disciplined process whereby CN handles individual rail shipments according to a specific trip plan and manages all aspects of railroad operations to meet customer commitments efficiently and profitably. Precision Railroading demands discipline to execute the trip plan, the relentless measurement of results, and the use of such results to generate further execution improvements in the service provided to customers. Precision Railroading aims to increase velocity, improve reliability, lower costs, enhance asset utilization and, ultimately, help the Company to grow the top line. It has been a key contributor to CN’s earnings growth and improved return on invested capital. The success of the business model is dependent on commercial principles and a supportive regulatory environment, both of which are key to an effective rail transportation marketplace throughout North America.

Providing quality service, controlling costs and focusing on asset utilization
The basic driver of the Company’s business is demand for reliable, efficient, and cost effective transportation. As such, the Company’s focus is the pursuit of its long-term business plan, providing a high level of service to customers, operating safely and efficiently, and meeting short- and long-term financial commitments.
In 2010, the Company benefitted from a recovery in many markets reflecting a strengthening global economy, an increase in North American industrial production, a turnaround in automotive production and a modest improvement in housing and related segments, as well as from share gains in several markets. In 2011, the Company is expecting North American industrial production growth to slow to around four and one half percent, following the large gains in 2010 that were supported by government stimulus and inventory restocking. The Company is expecting moderate growth in automotive production and housing and related segments. While in the first half of 2011 CN experienced the effects of a weaker 2010/2011 Canadian grain crop that was partly offset by a higher carry-over stock, the 2011/2012 North American grain crop is expected to be in-line with the 5-year average.
To meet its business plan objectives, the Company’s first priority is to grow the business at low incremental cost. The Company’s strategy to pursue deeper customer engagement and service improvements is expected to continue to drive growth. Improvements are expected to come from several key thrusts, including “first mile-last mile” initiatives that improve customer service at origin and destination, and a supply chain perspective that emphasizes collaboration and better end-to-end service. In support of top-line growth for 2011, CN expects to take advantage of continued solid growth in overseas container traffic, metal products, commodities related to oil and gas development and wood pulp and lumber offshore. Other growth opportunities include Canadian metallurgical coal, U.S. thermal coal for export and share gains against truck in domestic intermodal.
To grow the business at low incremental cost and to operate efficiently and safely while maintaining a high level of customer service, the Company continues to invest in capital programs to maintain a safe and fluid railway and pursue strategic initiatives to improve its franchise, as well as undertake productivity initiatives to reduce costs and leverage its assets. Opportunities to improve productivity extend across all functions in the organization. Train productivity is being improved through the acquisition of locomotives that are more fuel-efficient than the ones they replace, which will also improve service reliability for customers and reduce greenhouse gas emissions. In addition, these locomotives are being equipped with distributed power capability, which allows the Company to run longer, more efficient trains, particularly in cold weather conditions, while improving train handling, reducing train separations and improving the overall safety of operations. These initiatives, combined with CN’s investments in longer sidings over the years, offer train-mile savings, allow for efficient long-train operations and reduce wear on rail and wheels. Yard throughput is being improved through SmartYard, an innovative use of real-time traffic information to sequence cars effectively and get them out on the line more quickly in the face of constantly changing conditions. In Engineering, the Company is continuously working to increase the productivity of its field forces, through better use of traffic information and the optimization of work scheduling, and as a result, better management of its engineering forces on the track. The Company also intends to continue focusing on the reduction of accidents and related costs, as well as costs for legal claims and health care.
CN’s capital expenditure programs support the Company’s commitment to its core principles and strategy and its ability to grow the business profitably. In 2011, CN plans to invest approximately $1.7 billion on capital programs, of which approximately $1.0 billion is targeted towards track infrastructure to continue operating a safe railway and improve the productivity and fluidity of the network; and includes the replacement of rail, ties, and other track materials, bridge improvements, as well as rail-line improvements for the Elgin, Joliet and Eastern Railway Company (EJ&E) property that was acquired in 2009. This amount also includes funds for strategic initiatives and additional enhancements to the track infrastructure in western and eastern Canada. CN’s equipment spending, targeted to reach approximately $200 million in 2011, is intended to improve the quality of the fleet to meet customer requirements, and includes the acquisition of 12 new high-horsepower locomotives. CN also expects to spend approximately $500 million on facilities to grow the business,

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

including transloads and distribution centers; on information technology to improve service and operating efficiency; and on other projects to increase productivity.
To meet short- and long-term financial commitments, the Company pursues a solid financial policy framework with the goal of maintaining a strong balance sheet, by monitoring its credit ratios, and preserving an investment-grade credit rating to be able to maintain access to public financing. The Company’s principal source of liquidity is cash generated from operations, which can be supplemented by its commercial paper program to meet short-term liquidity needs. The Company’s primary uses of funds are for working capital requirements, including income tax installments as they become due and pension contributions, contractual obligations, capital expenditures relating to track infrastructure and other, acquisitions, dividend payouts, and the repurchase of shares through share buyback programs, when applicable. The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to continue to operate a safe railway and pursue strategic initiatives, while also considering its long-term contractual obligations and returning value to its shareholders.

Delivering responsibly
The Company’s commitment to safety is reflected in the wide range of initiatives that CN is pursuing and in the size of its capital programs. Comprehensive plans are in place to address safety, security, employee well-being and environmental management. CN's Safety Management Plan is the framework for putting safety at the center of its day-to-day operations. This proactive plan is designed to minimize risk and drive continuous improvement in the reduction of injuries and accidents, and engages employees at all levels of the organization.
The Company has made sustainability an integral part of its business strategy by aligning its sustainability agenda with its business model. As part of the Company’s comprehensive sustainability action plan and to comply with the CN Environmental Policy, the Company engages in a number of initiatives, including the use of fuel-efficient locomotives that reduce greenhouse gas emissions; increasing operational and building efficiencies; investing in virtualization technologies, energy-efficient data centers and recycling programs for information technology systems; reducing, recycling and reusing waste at its facilities and on its network; engaging in modal shift agreements that favor low emission transport services; and participating in the Carbon Disclosure Project to gain a more comprehensive view of its carbon footprint.
The Company's Environmental Policy aims to minimize the impact of the Company's activities on the environment. The Company strives to contribute to the protection of the environment by integrating environmental priorities into the Company's overall business plan and through the specific monitoring and measurement of such priorities against historical performance and in some cases, specific targets.  All employees must demonstrate commitment to this Policy at all times and it is the Environment, Safety and Security Committee of the Board of Directors who has the responsibility of overseeing the Policy. The Committee is composed of CN Directors and its responsibilities, powers and operation are further described in the charter of such committee, which is included in the Company’s Corporate Governance Manual available on CN’s website. Certain risk mitigation strategies, such as periodic audits, employee training programs and emergency plans and procedures, are in place to minimize the environmental risks to the Company. The Company’s Environmental Policy, its Carbon Disclosure Project report, and its Corporate Citizenship Report “Delivering Responsibly” are available on CN’s website.

Developing people
CN’s ability to develop the best railroaders in the industry has been a key contributor to the Company’s success. CN recognizes that without the right people – no matter how good a service plan or business model a company may have – it will not be able to fully execute. The Company is focused on recruiting the right people, developing employees with the right skills, motivating them to do the right thing, and training them to be the future leaders of the Company. The Company continues to address changes in employee demographics that will span multiple years. The Human Resources and Compensation Committee of the Board of Directors reviews the progress made in developing current and future leaders through the Company’s leadership development programs. These programs and initiatives provide a solid platform for the assessment and development of the Company’s talent pool. The leadership development programs are tightly integrated with the Company’s business strategy.

The forward-looking statements provided in the above section and in other parts of this MD&A are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such forward-looking statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Impact of foreign currency translation on reported results

Although the Company conducts its business and reports its earnings in Canadian dollars, a large portion of revenues and expenses is denominated in US dollars. As such, the Company’s results are affected by exchange-rate fluctuations.
Management’s discussion and analysis includes reference to “constant currency,” which allows the financial results to be viewed without the impact of fluctuations in foreign exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rate of the comparable period of the prior year. The average foreign exchange rates for the three and six months ended June 30, 2011 were 0.97 and 0.98, respectively, and 1.03 for both the three and six months ended June 30, 2010.  Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies.

Forward-looking statements

Certain information included in this MD&A are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. These forward-looking statements include, but are not limited to, statements with respect to growth opportunities; statements that the Company will benefit from positive North American and global economic conditions; the anticipation that cash flow from operations and from various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future; statements regarding future payments, including income taxes and pension contributions; as well as the projected capital spending program. Forward-looking statements could further be identified by the use of terminology such as the Company “believes,” “expects,” “anticipates” or other similar words.
Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Key assumptions used in determining forward-looking information are set forth below.

Forward-looking statements	Key assumptions or expectations
Statements relating to general economic and business conditions, including those referring to growth opportunities	·	Positive North American and global economic conditions
	·	Long-term growth opportunities being less affected by current economic conditions
	·	Improving carload traffic
Statements relating to the Company’s ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments and capital spending	·	Positive North American and global economic conditions
	·	Adequate credit ratios
	·	Investment grade credit rating
	·	Access to capital markets
	·	Adequate cash generated from operations
Statements relating to pension contributions	·	Reasonable level of funding as determined by actuarial valuations
	·	Adequate return on investment on pension plan assets
	·	Adequate cash generated from operations

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. See the section of this MD&A entitled Business risks for detailed information on major risk factors.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

Financial and statistical highlights

	Three months ended June 30		Six months ended June 30
$ in millions, except per share data, or unless otherwise indicated	2011	2010	2011	2010
	(Unaudited)
Financial results
Revenues	$2,260	$2,093	$4,344	$4,058
Operating income	$874	$813	$1,519	$1,416
Net income (1) (2)	$538	$534	$1,206	$1,045

Operating ratio	61.3%	61.2%	65.0%	65.1%

Basic earnings per share (1) (2)	$1.19	$1.14	$2.64	$2.22
Diluted earnings per share (1) (2)	$1.18	$1.13	$2.63	$2.21

Dividend declared per share	$0.325	$0.270	$0.650	$0.540

Financial position
Total assets	$25,470	$26,127	$25,470	$26,127
Total long-term financial liabilities and other	$12,017	$12,899	$12,017	$12,899
Statistical operating data and productivity measures (3)
Employees (average for the period)	23,060	22,019	22,682	21,750
Gross ton miles (GTM) per average number of employees (thousands)	3,886	3,866	7,772	7,776
GTMs per US gallon of fuel consumed	982	973	957	947

(1)
The figures for the three and six months ended June 30, 2011 include a net deferred income tax expense of $40 million ($0.08 per basic or diluted share) resulting from the enactment of state corporate income tax rate changes and other legislated state tax revisions. Also included in the results for the six months ended June 30, 2011 was a gain on disposal of a segment of the Company's Kingston subdivision of $288 million, or $254 million after-tax ($0.55 per basic or diluted share) recorded in the first quarter.

(2)	The figures for the six months ended June 30, 2010 include a gain on disposal of the Company's Oakville subdivision of $152 million, or $131 million after-tax ($0.28 per basic or diluted share).

(3)	Based on estimated data available at such time and subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Financial results

Second quarter and first half of 2011 compared to corresponding periods in 2010

Second quarter 2011 net income was $538 million, an increase of $4 million, or 1%, when compared to the same period in 2010, with diluted earnings per share rising 4% to $1.18. Net income for the six months ended June 30, 2011 was $1,206 million, an increase of $161 million, or 15%, when compared to the same period in 2010, with diluted earnings per share rising 19% to $2.63.
Included in the results for the three and six months ended June 30, 2011 was a net deferred income tax expense of $40 million ($0.08 per basic or diluted share) resulting from the enactment of state corporate income tax rate changes and other legislated state tax revisions. Also included in the results for the six months ended June 30, 2011 was a gain on disposal of a segment of the Company’s Kingston subdivision of $288 million, or $254 million after-tax ($0.55 per basic or diluted share) recorded in the first quarter. Included in the results for the six months ended June 30, 2010 was a gain on disposal of the Company’s Oakville subdivision of $152 million, or $131 million after-tax ($0.28 per basic or diluted share).
Foreign exchange fluctuations continue to have an impact on the comparability of the results of operations. The fluctuation of the Canadian dollar relative to the US dollar, which affects the conversion of the Company’s US dollar-denominated revenues and expenses, has resulted in a negative impact to net income in the second quarter and first half of 2011 of $14 million ($0.03 per basic or diluted share) and $23 million ($0.05 per basic or diluted share), respectively.
Revenues for the second quarter of 2011 increased by $167 million, or 8%, to $2,260 million when compared to the same period in 2010. Revenues for the first half of 2011 increased by $286 million, or 7%, to $4,344 million when compared to the same period in 2010. The increases were mainly due to higher freight volumes as a result of continued though modest improvements in North American and global economic conditions; the impact of a higher fuel surcharge as a result of year-over-year increases in applicable fuel prices and higher volumes; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar on US dollar-denominated revenues.
   For the second quarter of 2011, operating expenses increased by $106 million, or 8%, to $1,386 million when compared to the same period in 2010. Operating expenses for the six months ended June 30, 2011 increased by $183 million, or 7%, to $2,825 million when compared to the same period in 2010. The increases were mainly due to higher fuel costs, increased purchased services and material expense and higher labor and fringe benefits expense. These factors were partially offset by the positive translation impact of the stronger Canadian dollar on US dollar-denominated expenses, and lower casualty and other expense.
The operating ratio, defined as operating expenses as a percentage of revenues, was 61.3% in second-quarter 2011, compared to 61.2% in second-quarter 2010, a 0.1-point increase. The six-month operating ratio was 65.0% in 2011, compared to 65.1% in 2010, a 0.1-point decrease.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Revenues

	Three months ended June 30				Six months ended June 30
In millions, unless otherwise indicated	2011	2010	% Change	% Change at constant currency	2011	2010	% Change	% Change at constant currency
	(Unaudited)
Rail freight revenues	$2,016	$1,846	9%	13%	$3,920	$3,634	8%	11%
Other revenues	244	247	(1%)	2%	424	424	-	3%
Total revenues	$2,260	$2,093	8%	11%	$4,344	$4,058	7%	10%
Rail freight revenues
Petroleum and chemicals	$340	$329	3%	8%	$682	$650	5%	9%
Metals and minerals	245	210	17%	22%	454	420	8%	13%
Forest products	317	299	6%	10%	616	587	5%	9%
Coal	162	155	5%	8%	303	287	6%	9%
Grain and fertilizers	368	327	13%	16%	774	699	11%	14%
Intermodal	454	398	14%	15%	846	749	13%	14%
Automotive	130	128	2%	6%	245	242	1%	6%
Total rail freight revenues	$2,016	$1,846	9%	13%	$3,920	$3,634	8%	11%
Revenue ton miles (RTM) (millions)	46,683	44,576	5%	5%	92,836	88,656	5%	5%
Rail freight revenue/RTM (cents)	4.32	4.14	4%	8%	4.22	4.10	3%	6%

Revenues for the quarter ended June 30, 2011 totaled $2,260 million compared to $2,093 million in the same period in 2010, an increase of $167 million, or 8%. Revenues for the first half of 2011 were $4,344 million, an increase of $286 million, or 7%, when compared to the same period in 2010. The increases in both the second quarter and first half of 2011 were mainly due to higher freight volumes as a result of continued though modest improvements in North American and global economic conditions; the impact of a higher fuel surcharge, in the range of $85 million for the second quarter and $125 million for the first half of 2011, as a result of year-over-year increases in applicable fuel prices and higher volumes; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar on US dollar-denominated revenues.
Revenue ton miles (RTM), measuring the relative weight and distance of rail freight transported by the Company, increased by 5% in both the second quarter and first half of 2011, when compared to the same periods in 2010. Rail freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 4% in the second quarter and 3% in the first half of 2011, when compared to the same periods in 2010, mainly due to the impact of a higher fuel surcharge and freight rate increases, partly offset by the negative translation impact of the stronger Canadian dollar.

Petroleum and chemicals

	Three months ended June 30				Six months ended June 30
	2011	2010	% Change	% Change at constant currency	2011	2010	% Change	% Change at constant currency
Revenues (millions)	$340	$329	3%	8%	$682	$650	5%	9%
RTMs (millions)	7,847	7,680	2%	2%	16,076	15,544	3%	3%
Revenue/RTM (cents)	4.33	4.28	1%	5%	4.24	4.18	1%	5%

Petroleum and chemicals comprises a wide range of commodities, including chemicals, sulfur, plastics, petroleum products and liquefied petroleum gas (LPG) products. The primary markets for these commodities are within North America, and as such, the performance of this commodity group is closely correlated with the North American economy. Most of the Company’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in northern Alberta, which is a major center for

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

natural gas feedstock and world-scale petrochemicals and plastics; and in eastern Canadian regional plants. Revenues for this commodity group increased by $11 million, or 3%, in the second quarter and $32 million, or 5%, in the first six months of 2011 when compared to the same periods in 2010. The increases in both the second quarter and first six months of 2011 were mainly due to the impact of a higher fuel surcharge; freight rate increases; and greater shipments of chemical products as a result of improvements in industrial production, and refined petroleum products. These factors were partly offset by the negative translation impact of the stronger Canadian dollar and lower condensate volumes. Revenue per revenue ton mile increased by 1% in both the second quarter and first half of 2011, when compared to the same periods in 2010, mainly due to the impact of a higher fuel surcharge and freight rate increases that were partly offset by the negative translation impact of the stronger Canadian dollar.

Metals and minerals

	Three months ended June 30				Six months ended June 30
	2011	2010	% Change	% Change at constant currency	2011	2010	% Change	% Change at constant currency
Revenues (millions)	$245	$210	17%	22%	$454	$420	8%	13%
RTMs (millions)	4,611	4,084	13%	13%	8,568	7,988	7%	7%
Revenue/RTM (cents)	5.31	5.14	3%	8%	5.30	5.26	1%	5%

The metals and minerals commodity group consists primarily of nonferrous base metals, concentrates, iron ore, steel, construction materials, machinery and dimensional (large) loads. The Company provides unique rail access to aluminum, mining, steel and iron ore producing regions, which are among the most important in North America. This access, coupled with the Company’s transload and port facilities, has made CN a leader in the transportation of copper, lead, zinc, concentrates, iron ore, refined metals and aluminum. Mining, oil and gas development and non-residential construction are the key drivers for metals and minerals. Revenues for this commodity group increased by $35 million, or 17%, in the second quarter and $34 million, or 8%, in the first six months of 2011 when compared to the same periods in 2010. The increases in the second quarter and first half of 2011 were mainly due to higher shipments of steel-related products and nonferrous ore, particularly in the second quarter, and oil and gas materials in the first quarter; freight rate increases; and the impact of a higher fuel surcharge. These gains were partly offset by the negative translation impact of the stronger Canadian dollar and reduced volumes of nonferrous metals. Revenue per revenue ton mile increased by 3% in the second quarter and 1% in the first half of 2011, when compared to the same periods in 2010, mainly due to freight rate increases and the impact of a higher fuel surcharge that were partly offset by the negative translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Forest products

	Three months ended June 30				Six months ended June 30
	2011	2010	% Change	% Change at constant currency	2011	2010	% Change	% Change at constant currency
Revenues (millions)	$317	$299	6%	10%	$616	$587	5%	9%
RTMs (millions)	7,302	7,460	(2%)	(2%)	14,433	14,636	(1%)	(1%)
Revenue/RTM (cents)	4.34	4.01	8%	12%	4.27	4.01	6%	10%

The forest products commodity group includes various types of lumber, panels, paper, wood pulp and other fibers such as logs, recycled paper, wood chips, and wood pellets. The Company has extensive rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the United States, the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline connections to other Class I railroads. The key drivers for the various commodities are: for newsprint, advertising lineage, non-print media and overall economic conditions, primarily in the United States; for fibers (mainly wood pulp), the consumption of paper, pulpboard and tissue in North American and offshore markets; and for lumber and panels, housing starts and renovation activities primarily in the United States. Revenues for this commodity group increased by $18 million, or 6%, in the second quarter and $29 million, or 5%, in the first six months of 2011 when compared to the same periods in 2010. The increase in the second quarter was mainly due to the impact of a higher fuel surcharge; freight rate increases; and higher shipments of wood pellets, driven by

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

European demand, and pulpboard, due to market share gains. The increase in the first half of 2011 was mainly attributable to freight rate increases; the impact of a higher fuel surcharge; and increased shipments of paper, pulpboard and wood pellets. In both the second quarter and first half of 2011, these factors were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 8% in the second quarter and 6% in the first half of 2011, when compared to the same periods in 2010, mainly due to the impact of a higher fuel surcharge, freight rate increases, and an increase in shorthaul traffic driven by higher lumber and pulp volumes for export. These factors were partly offset by the negative translation impact of the stronger Canadian dollar.

Coal

	Three months ended June 30				Six months ended June 30
	2011	2010	% Change	% Change at constant currency	2011	2010	% Change	% Change at constant currency
Revenues (millions)	$162	$155	5%	8%	$303	$287	6%	9%
RTMs (millions)	5,330	4,941	8%	8%	9,949	9,267	7%	7%
Revenue/RTM (cents)	3.04	3.14	(3%)	-	3.05	3.10	(2%)	1%

The coal commodity group consists of thermal grades of bituminous coal, metallurgical coal and petroleum coke. Canadian thermal coal is delivered to power utilities primarily in eastern Canada; while in the United States, thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and southeast United States, as well as offshore markets. The coal business also includes the transport of Canadian metallurgical coal, which is largely exported via terminals on the west coast of Canada to offshore steel producers. Revenues for this commodity group increased by $7 million, or 5%, in the second quarter and $16 million, or 6%, in the first six months of 2011 when compared to the same periods in 2010. The increase in the second quarter was mainly due to increased long-haul shipments of Canadian metallurgical coal for export due to strong demand; the impact of a higher fuel surcharge; and freight rate increases, that were partly offset by the loss of short-haul business and the negative translation impact of the stronger Canadian dollar. The increase in the first six months of 2011 was mainly due to strong demand from offshore markets, favourably impacting North American coal producers; freight rate increases; and the impact of a higher fuel surcharge. These gains were partly offset by the negative translation impact of the stronger Canadian dollar and decreased volumes of Canadian petroleum coke, particularly in the first quarter. Revenue per revenue ton mile decreased by 3% in the second quarter and 2% in the first half of 2011, when compared to the same periods in 2010, due to the negative translation impact of the stronger Canadian dollar and the loss of short-haul business, partly offset by the impact of a higher fuel surcharge and freight rate increases.

Grain and fertilizers

	Three months ended June 30				Six months ended June 30
	2011	2010	% Change	% Change at constant currency	2011	2010	% Change	% Change at constant currency
Revenues (millions)	$368	$327	13%	16%	$774	$699	11%	14%
RTMs (millions)	11,157	10,447	7%	7%	24,116	22,561	7%	7%
Revenue/RTM (cents)	3.30	3.13	5%	9%	3.21	3.10	4%	6%

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary segments: food grains (mainly wheat, oats and malting barley), feed grains (including feed barley, feed wheat, peas, corn, ethanol and dried distillers grains (DDG)), and oilseeds and oilseed products (primarily canola seed, oil and meal, and soybeans). Production of grain varies considerably from year to year, affected primarily by weather conditions, seeded and harvested acreage, the mix of grains produced and crop yields. Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. Certain of these rail movements are subject to government regulation and to a revenue cap, which effectively establishes a maximum revenue entitlement that railways can earn. In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S. Revenues for this commodity group increased by $41 million, or 13%, in the second quarter and $75 million, or 11%, in the first six months of 2011 when compared to the same periods in 2010. The increases in the second quarter and first half of 2011 were mainly due to higher shipments of canola, soybean products and feed grains; freight rate increases; and the impact of a higher fuel surcharge. These factors were partly offset by the negative translation impact of the stronger Canadian dollar and lower volumes of Canadian wheat to west coast ports for export, in the first quarter of 2011. Revenue per revenue ton mile increased by 5% in the second quarter and 4% in the first half of 2011, when compared to the same periods in 2010, mainly due to freight rate increases and the impact of a higher fuel surcharge that were partly offset by the negative translation impact of the stronger Canadian dollar.

Intermodal

	Three months ended June 30				Six months ended June 30
	2011	2010	% Change	% Change at constant currency	2011	2010	% Change	% Change at constant currency
Revenues (millions)	$454	$398	14%	15%	$846	$749	13%	14%
RTMs (millions)	9,756	9,230	6%	6%	18,374	17,295	6%	6%
Revenue/RTM (cents)	4.65	4.31	8%	9%	4.60	4.33	6%	7%

The intermodal commodity group is comprised of two segments: domestic and international. The domestic segment transports consumer products and manufactured goods, operating through both retail and wholesale channels, within domestic Canada, domestic U.S., Mexico and transborder, while the international segment handles import and export container traffic, directly serving the major ports of Vancouver, Prince Rupert, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven by North American economic and trade conditions. Revenues for this commodity group increased by $56 million, or 14%, in the second quarter and $97 million, or 13%, in the first six months of 2011 when compared to the same periods in 2010. The increases in the second quarter and first half of 2011 were mainly due to higher volumes from overseas markets through the Port of Vancouver and from the Port of Prince Rupert in the second quarter; higher domestic retail shipments; the impact of a higher fuel surcharge; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 8% in the second quarter and 6% in the first half of 2011, when compared to the same periods in 2010, mainly due to the impact of a higher fuel surcharge and freight rate increases that were partly offset by the negative translation impact of the stronger Canadian dollar.

Automotive

	Three months ended June 30				Six months ended June 30
	2011	2010	% Change	% Change at constant currency	2011	2010	% Change	% Change at constant currency
Revenues (millions)	$130	$128	2%	6%	$245	$242	1%	6%
RTMs (millions)	680	734	(7%)	(7%)	1,320	1,365	(3%)	(3%)
Revenue/RTM (cents)	19.12	17.44	10%	15%	18.56	17.73	5%	9%

The automotive commodity group moves both finished vehicles and parts throughout North America, providing rail access to certain vehicle assembly plants in Canada, and Michigan and Mississippi in the U.S. The Company also serves vehicle distribution facilities in Canada and the U.S., as well as parts production facilities in Michigan and Ontario. The Company serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. Revenues for this commodity group increased by $2 million, or 2%, in the second quarter and $3 million, or 1%, in the first six months of 2011 when compared to the same periods in 2010. The increases in both the second quarter and first six months of 2011 were mainly due to freight rate increases and higher domestic finished vehicle volumes, partly offset by the negative translation impact of the stronger Canadian dollar and lower shipments of imported finished vehicles partly due to the impact of the Japanese earthquake and tsunami in March 2011. Revenue per revenue ton mile increased by 10% in the second quarter and 5% in the first

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

half of 2011, when compared to the same periods in 2010, mainly due to freight rate increases and an increase in short haul traffic, partly offset by the negative translation impact of the stronger Canadian dollar.

Other revenues

	Three months ended June 30				Six months ended June 30
	2011	2010	% Change	% Change at constant currency	2011	2010	% Change	% Change at constant currency
Revenues (millions)	$244	$247	(1%)	2%	$424	$424	-	3%

Other revenues are largely derived from non-rail services that support CN’s rail business including vessels, docks, warehousing, Autoport logistic service and trucking as well as from other items which include interswitching and commuter train revenues. Other revenues decreased by $3 million, or 1%, in the second quarter and remained flat in the first six months of 2011 when compared to the same periods in 2010. The effect of lower international freight-forwarding revenues, lower commuter train revenues, and the negative translation impact of the stronger Canadian dollar were partly offset in the second quarter, and mostly offset in the first half of 2011 by increased revenues from vessels and docks, trucking, and warehousing and distribution services.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Operating expenses

Operating expenses for the second quarter of 2011 amounted to $1,386 million, compared to $1,280 million in the same quarter of 2010. Operating expenses for the first half of 2011 were $2,825 million, compared to $2,642 million in the same period of 2010. The increases of $106 million, or 8%, in the second quarter and $183 million, or 7%, in the first half of 2011 were mainly due to higher fuel costs, increased purchased services and material expense and higher labor and fringe benefits expense. These factors were partially offset by the positive translation impact of the stronger Canadian dollar on US dollar-denominated expenses, and lower casualty and other expense.

	Three months ended June 30						Six months ended June 30
			% Change	% Change at constant currency	Percentage of revenues				% Change	% Change at constant currency	Percentage of revenues
In millions	2011	2010			2011	2010	2011	2010			2011	2010
	(Unaudited)
Labor and fringe benefits	$432	$414	(4%)	(7%)	19.1%	19.8%	$905	$884	(2%)	(5%)	20.8%	21.8%
Purchased services and material	268	250	(7%)	(10%)	11.9%	11.9%	554	508	(9%)	(12%)	12.7%	12.5%
Fuel	353	255	(38%)	(47%)	15.6%	12.2%	680	508	(34%)	(42%)	15.7%	12.5%
Depreciation and amortization	217	205	(6%)	(8%)	9.6%	9.8%	435	410	(6%)	(8%)	10.0%	10.1%
Equipment rents	54	60	10%	7%	2.4%	2.9%	105	120	13%	9%	2.4%	3.0%
Casualty and other	62	96	35%	32%	2.7%	4.6%	146	212	31%	29%	3.4%	5.2%
Total operating expenses	$1,386	$1,280	(8%)	(12%)	61.3%	61.2%	$2,825	$2,642	(7%)	(10%)	65.0%	65.1%

Labor and fringe benefits: Labor and fringe benefits expense includes wages, payroll taxes, and employee benefits such as incentive compensation, including stock-based compensation; health and welfare; and pensions and other postretirement benefits. Certain incentive and stock-based compensation plans are based on financial and market performance targets and the related expense is recorded in relation to the attainment of such targets. Labor and fringe benefits expense increased by $18 million, or 4%, in the second quarter and $21 million, or 2%, in the first half of 2011 when compared to the same periods in 2010. The increases in both the three- and six-month periods were mainly due to the impact of increased freight volumes, including a higher workforce level, as well as general wage increases and higher incentive compensation. These factors were partly offset by the positive translation impact of the stronger Canadian dollar and lower net benefit expenses comprised of health and welfare, pensions and other postretirement benefits.

Purchased services and material: Purchased services and material expense primarily includes the costs of services purchased from outside contractors; materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees; utility costs; and the net costs of operating facilities jointly used by the Company and other railroads. These expenses increased by $18 million, or 7%, in the second quarter and $46 million, or 9%, in the first half of 2011 when compared to the same periods in 2010. The increases in the three- and six-month periods were mainly due to higher maintenance expenses for track, rolling stock and other equipment, derailment related expenses, and higher costs for snow removal and utilities, as a result of more difficult winter conditions in the first quarter of 2011. These factors were partly offset by the positive translation impact of the stronger Canadian dollar and lower expenses for third party carriers.

Fuel: Fuel expense includes fuel consumed by assets, including locomotives, intermodal and other equipment as well as provincial, federal and state fuel taxes. These expenses increased by $98 million, or 38%, in the second quarter and $172 million, or 34%, in the first half of 2011 when compared to the same periods in 2010. The increases in both the three- and six-month periods were primarily due to a higher average price for fuel and higher freight volumes, which were partly offset by the positive translation impact of the stronger Canadian dollar.

Depreciation and amortization: Depreciation and amortization expense relates to the Company’s rail and related operations. Depreciation expense is affected by capital additions, railroad property retirements from disposal, sale and/or abandonment and other adjustments including asset impairment write-downs. These expenses increased by $12 million, or 6%, in the second quarter and $25 million, or 6%, in the first half of 2011 when compared to the same periods in 2010. The increases in both the three- and six-month periods were mainly due

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

to the impact of net capital additions and the effect of the depreciation studies (see the Critical accounting policies section of this MD&A), which were partly offset by the positive translation impact of the stronger Canadian dollar.

Equipment rents: Equipment rents expense includes rental expense for the use of freight cars owned by other railroads or private companies and for the short- or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses decreased by $6 million, or 10%, in the second quarter and $15 million, or 13%, in the first half of 2011 when compared to the same periods in 2010. The decreases in both the three- and six-month periods were primarily due to lower lease expense and the positive translation impact of the stronger Canadian dollar, which were partly offset by higher car hire expense.

Casualty and other: Casualty and other expense includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt, operating taxes, and travel expenses. These expenses decreased by $34 million, or 35%, in the second quarter and $66 million, or 31%, in the first half of 2011 when compared to the same periods in 2010. The decreases in the three and six months ended June 30, 2011 were mainly due to charges recorded in 2010 to increase the liability for legal claims and environmental matters as well as adjustments recorded on billings of certain cost recoveries.  The decrease in the six months ended June 30, 2011 was also due to a charge recorded in first-quarter 2010 to increase the liability for personal injury claims in Canada pursuant to an actuarial valuation, and lower general and administrative expenses.

Other

Interest expense: Interest expense decreased by $6 million, or 7% (1% at constant currency), for the second quarter and $12 million, or 7% (1% at constant currency), for the first half of 2011 when compared to the same periods in 2010, mainly due to the positive translation impact of the stronger Canadian dollar on US dollar-denominated interest expense.

Other income: In the second quarter and first half of 2011, the Company recorded Other income of $10 million and $310 million, respectively, compared to $14 million and $176 million, respectively in the same periods in 2010. Included in Other income were gains on disposal of a segment of the Company’s Kingston subdivision of $288 million recorded in the first quarter of 2011 and of the Oakville subdivision of $152 million in the first quarter of 2010.

Income tax expense: The Company recorded income tax expense of $261 million for the second quarter of 2011 compared to $202 million for the same period in 2010. For the six months ended June 30, 2011, income tax expense was $452 million compared to $364 million for the same period in 2010. Included in the 2011 figures was a net deferred income tax expense of $40 million resulting from the enactment of state corporate income tax rate changes and other legislated state tax revisions. The effective tax rate for the three and six months ended June 30, 2011 was 32.7% and 27.3%, respectively, and 27.4% and 25.8%, respectively, for the same periods in 2010. Excluding the 2011 net deferred income tax expense of $40 million discussed herein, the effective tax rates for the second quarter and first half of 2011 were 27.7% and 24.8%, respectively.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Summary of quarterly financial data – unaudited

In millions, except per share data
	2011		2010				2009
	Quarters		Quarters				Quarters
	Second	First	Fourth	Third	Second	First	Fourth	Third
Revenues	$2,260	$2,084	$2,117	$2,122	$2,093	$1,965	$1,882	$1,845
Operating income	$874	$645	$774	$834	$813	$603	$653	$689
Net income	$538	$668	$503	$556	$534	$511	$582	$461

Basic earnings per share	$1.19	$1.46	$1.09	$1.20	$1.14	$1.08	$1.24	$0.98
Diluted earnings per share	$1.18	$1.45	$1.08	$1.19	$1.13	$1.08	$1.23	$0.97

Dividend declared per share	$0.3250	$0.3250	$0.2700	$0.2700	$0.2700	$0.2700	$0.2525	$0.2525

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace (see the section of this MD&A entitled Business risks). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives. The continued fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company’s US dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above. The Company’s quarterly results include items that impacted the quarter-over-quarter comparability of the results of operations as discussed below:

In millions, except per share data
	2011		2010				2009
	Quarters		Quarters				Quarters
	Second	First	Fourth	Third	Second	First	Fourth	Third
Deferred income tax recoveries (expenses)(1)	$(40)	$-	$-	$-	$-	$-	$99	$15
Gain on disposal of property (after-tax)(2) (3) (4)	-	254	-	-	-	131	59	-
Impact on net income	$(40)	$254	$-	$-	$-	$131	$158	$15

Basic earnings per share	$(0.08)	$0.55	$-	$-	$-	$0.28	$0.33	$0.03
Diluted earnings per share	$(0.08)	$0.55	$-	$-	$-	$0.28	$0.33	$0.03

(1)
Deferred income tax recoveries (expenses) resulted mainly from the enactment of corporate income tax rate changes and other legislated tax revisions in Canada and the U.S. and the resolution of various income tax matters and adjustments related to tax filings of prior years.

(2)	The Company sold a segment of its Kingston subdivision for proceeds of $299 million. A gain on disposal of $288 million ($254 million after-tax) was recognized in Other income.

(3)	The Company sold its Oakville subdivision for proceeds of $168 million. A gain on disposal of $152 million ($131 million after-tax) was recognized in Other income.

(4)	The Company sold its Lower Newmarket subdivision for proceeds of $71 million. A gain on disposal of $69 million ($59 million after-tax) was recognized in Other income.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations and is supplemented by borrowings in the money market and the capital market. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets. The strong focus on cash generation from all sources gives the Company increased flexibility in terms of its financing requirements. As part of its financing strategy, the Company regularly reviews its optimal capital structure, cost of capital, and the need for additional debt financing, and considers from time to time the feasibility of dividend increases and share repurchases.
To meet short-term liquidity needs, the Company has a commercial paper program, which is backstopped by its $800 million revolving credit facility. The Company entered into this four-year revolving credit facility in May 2011 to replace the US$1 billion credit facility, which was scheduled to expire in October 2011. See the section of this MD&A entitled Available financing arrangements, for additional information. If the Company were to lose access to its commercial paper program for an extended period of time, the Company could rely on its $800 million revolving credit facility.
The Company has at times had working capital deficits which are considered common in the rail industry because it is capital-intensive, and not an indication of a lack of liquidity. The Company maintains adequate resources to meet daily cash requirements, and has sufficient financial capacity to manage its day-to-day cash requirements and current obligations. As at June 30, 2011 and December 31, 2010, the Company had cash and cash equivalents of $175 million and $490 million, respectively, and a working capital deficit of $141 million and $316 million, respectively. As at June 30, 2011, the Company has pledged as collateral, for a term of three months, cash and cash equivalents of $467 million pursuant to its bilateral letter of credit facilities. The cash and cash equivalents pledged as collateral were recorded as Restricted cash and cash equivalents in Other current assets. See the section of this MD&A entitled Available financing arrangements, for additional information. There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein.
The Company’s access to long-term funds in the debt capital markets depends on its credit rating and market conditions. The Company believes that it continues to have access to the long-term debt capital market. If the Company were unable to borrow funds at acceptable rates in the long-term debt capital markets, the Company could borrow under its revolving credit facility, raise cash by disposing of surplus properties or otherwise monetizing assets, reduce discretionary spending or take a combination of these measures to assure that it has adequate funding for its business.

Operating activities

	Three months ended June 30			Six months ended June 30
In millions	2011	2010	Variance	2011	2010	Variance
Net cash receipts from customers and other	$2,228	$2,093	$135	$4,333	$4,150	$183
Net cash payments for:
Employee services, suppliers and other expenses	(1,156)	(1,076)	(80)	(2,427)	(2,304)	(123)
Interest	(75)	(81)	6	(162)	(172)	10
Personal injury and other claims	(16)	(17)	1	(33)	(31)	(2)
Pensions	(5)	(8)	3	(98)	(110)	12
Income taxes	(77)	(52)	(25)	(215)	(77)	(138)
Net cash provided by operating activities	$899	$859	$40	$1,398	$1,456	$(58)

Net cash receipts from customers and other for the three and six months ended June 30, 2011 increased mainly due to higher revenues and a shorter collection cycle. Payments for employee services, suppliers and other expenses for the same period increased principally due to higher payments for fuel that were partly offset by a lower foreign exchange rate on US dollar-denominated payments.
Pension contributions made in the first half of 2011 and 2010 mainly represent the annual contribution to the CN Pension Plan for current service costs. The Company continuously monitors the various economic elements which affect the level of contribution it considers necessary to maintain the financial health of its various pension plans. In 2011, pension contributions are expected to be approximately

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

$110 million. However, in view of the uncertainty associated with future pension plan returns and level of interest rates in the current economic environment, the Company will continue to review the merits of potentially contributing an additional $200 million in 2011.
Net income tax payments increased mainly due to the final payment made in the first quarter of 2011 for the 2010 fiscal year and installment payments based on higher pre-tax income. In 2011, net income tax payments are expected to be in the range of $430 million. Expected payments for 2011 include the impact of recent changes in tax laws, specifically, the savings attributable to the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act in the United States (the Act), which increases the accelerated depreciation allowable from 50% to 100% for the period from September 2010 through to the end of 2011. The Act also allows for 50% accelerated depreciation in 2012.

Investing activities

	Three months ended June 30			Six months ended June 30
In millions	2011	2010	Variance	2011	2010	Variance
Net cash used in investing activities	$841	$267	$(574)	$748	$250	$(498)

The Company’s investing activities in the first half of 2011 included property additions of $597 million, an increase of $162 million when compared to the same period in 2010, cash proceeds of $299 million from the disposition of a segment of the Company’s Kingston subdivision that occurred in the fist quarter of 2011 and restricted cash and cash equivalents of $467 million related to the Company’s bilateral letter of credit facilities. Investing activities in the first half of 2010 included cash proceeds of $167 million from the disposition of the Company’s Oakville subdivision. See the Disposal of property section of this MD&A.
The following table details property additions for the three and six months ended June 30, 2011 and 2010:

	Three months ended June 30		Six months ended June 30
In millions	2011	2010	2011	2010
Track and roadway	$301	$243	$447	$341
Rolling stock	25	22	69	94
Buildings	8	9	14	11
Information technology	32	24	54	42
Other	29	3	55	9
Gross property additions	395	301	639	497
Less: capital leases (1)	18	-	42	62
Property additions	$377	$301	$597	$435

(1)
For the three and six months ended June 30, 2011, the Company recorded $18 million and $42 million, respectively, of assets acquired through equipment leases (nil and $62 million for the three and six months ended June 30, 2010, respectively), for which an equivalent amount was recorded in debt.

On an ongoing basis, the Company invests in capital expenditure programs for the renewal of the basic track infrastructure, the acquisition of rolling stock and other investments to take advantage of growth opportunities and to improve the Company’s productivity and the fluidity of its network.
       For 2011, the Company expects to invest approximately $1.7 billion for its capital programs, of which approximately $1 billion is targeted towards track infrastructure to continue to operate a safe railway and to improve the productivity and fluidity of the network.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Free Cash Flow

The Company generated $378 million and $823 million of free cash flow for the three and six months ended June 30, 2011, respectively, compared to $465 million and $958 million for the same periods in 2010, respectively. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as the sum of net cash provided by operating activities, adjusted for changes in the accounts receivable securitization program, if any, and in cash and cash equivalents resulting from foreign exchange fluctuations; and net cash used in investing activities, adjusted for changes in restricted cash and cash equivalents, if any, for the impact of major acquisitions, if any, and the payment of dividends, calculated as follows:

	Three months ended		Six months ended
	June 30		June 30
In millions	2011	2010	2011	2010

Net cash provided by operating activities	$899	$859	$1,398	$1,456
Net cash used in investing activities	(841)	(267)	(748)	(250)
Net cash provided before financing activities	58	592	650	1,206

Adjustments:
Change in restricted cash and cash equivalents	467	-	467	-
Dividends paid	(147)	(126)	(296)	(253)
Change in accounts receivable securitization	-	-	-	2
Effect of foreign exchange fluctuations on US dollar-denominated
cash and cash equivalents	-	(1)	2	3
Free cash flow	$378	$465	$823	$958

Financing activities

	Three months ended June 30			Six months ended June 30
In millions	2011	2010	Variance	2011	2010	Variance
Net cash used in financing activities	$476	$443	$(33)	$967	$665	$(302)

In the second quarter of 2011, the Company issued $64 million of commercial paper. There were no issuances of commercial paper in 2010. In the second quarter and first half of 2011, repayments of debt of $17 million and $39 million, respectively, as well as repayments of $22 million and $40 million, respectively, in 2010, related entirely to the Company’s capital lease obligations.
Cash received from stock options exercised during the quarters ended June 30, 2011 and 2010 was $23 million and $18 million, respectively, and the related tax benefit realized upon exercise was $8 million and $4 million, respectively. Cash received from stock options exercised during the first half of 2011 and 2010 was $41 million and $57 million, respectively, and the related tax benefit realized upon exercise was $10 million and $17 million, respectively.
In the second quarter and first half of 2011, the Company repurchased 5.5 million and 10.5 million common shares for $407 million and $747 million, respectively, compared to 5.4 million and 7.7 million common shares for $317 million and $446 million, respectively, for the same periods in 2010, under its share repurchase program. See the section of this MD&A entitled Common shares for the activity under the 2011 and 2010 share repurchase programs.
The Company paid quarterly dividends of $0.325 per share amounting to $147 million in the second quarter and $296 million in the first half of 2011, compared to $126 million and $253 million, respectively, at the rate of $0.270 per share, for the same periods in 2010.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Credit measures

Management believes that the adjusted debt-to-total capitalization ratio is a useful credit measure that aims to show the true leverage of the Company. Similarly, the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) ratio is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income in the calculation of EBITDA. However, since these measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies and, as such, should not be considered in isolation.

Adjusted debt-to-total capitalization ratio
	June 30,	2011	2010
Debt-to-total capitalization ratio (1)		34.2%	36.0%
Add: Present value of operating lease commitments plus securitization financing (2)		1.9%	1.9%
Adjusted debt-to-total capitalization ratio		36.1%	37.9%

Adjusted debt-to-adjusted EBITDA
$ in millions, unless otherwise indicated	Twelve months ended June 30,	2011	2010
Debt		$5,962	$6,555
Add: Present value of operating lease commitments plus securitization financing (2)		527	568
Adjusted debt		6,489	7,123

Operating income		3,127	2,758
Add: Depreciation and amortization		859	798
EBITDA (excluding Other income)		3,986	3,556
Add: Deemed interest on operating leases		30	32
Adjusted EBITDA		$4,016	$3,588
Adjusted debt-to-adjusted EBITDA		1.62 times	1.99 times

(1)	Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt and short-term debt, divided by the sum of total debt plus total shareholders’ equity.
(2)	The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented. Securitization financing was $2 million in 2010.

The decrease in the Company’s adjusted debt-to-total capitalization ratio at June 30, 2011, as compared to the same period in 2010 was mainly due to a stronger Canadian-to-US dollar foreign exchange rate in effect at the balance sheet date. This reduced debt level as at June 30, 2011, combined with higher operating income for the twelve months ended June 30, 2011, resulted in an improvement in the Company’s adjusted debt-to-adjusted EBITDA multiple, as compared to the same period in 2010.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Available financing arrangements

Revolving credit facility
In May 2011, the Company entered into a $800 million four-year revolving credit facility agreement with a consortium of lenders. The agreement allows for an increase in amount, up to a maximum of $500 million, as well as an extension of one year at each anniversary date, subject to the consent of individual lenders. The Company plans to use the credit facility for working capital and general corporate purposes including backstopping its commercial paper program. This facility, containing customary terms and conditions, replaces the US$1 billion credit facility that was scheduled to expire in October 2011. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at June 30, 2011, the Company had no outstanding borrowings under its revolving credit facility (nil as at December 31, 2010).

Commercial paper
The Company has a commercial paper program, which is backed by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. As at June 30, 2011, the Company had borrowings of $64 million of commercial paper (nil as at December 31, 2010), which were presented in Current portion of long-term debt and short-term debt on the Balance Sheet.

Bilateral letter of credit facilities
In April 2011, the Company entered into a series of three-year bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. As at June 30, 2011, from a total committed amount of $495 million by the various banks, the Company had letters of credit drawn of $467 million ($436 million as at December 31, 2010, under its previous US$1 billion credit facility). Under these agreements, the Company has the option from time to time to pledge collateral, in the form of cash or cash equivalents, for a minimum term of three months, equal to at least the face value of the letters of credit issued. As at June 30, 2011, cash and cash equivalents of $467 million were pledged as collateral and recorded as Restricted cash and cash equivalents in Other current assets.

All forward-looking information provided in this section is subject to risks and uncertainties and is based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Contractual obligations

In the normal course of business, the Company incurs contractual obligations.  The following table sets forth the Company’s contractual obligations for the following items as at June 30, 2011:

In millions	Total	2011	2012	2013	2014	2015	2016 & thereafter
Debt obligations (1)	$5,032	$450	$-	$384	$312	$-	$3,886
Interest on debt obligations	4,786	152	279	271	254	246	3,584
Capital lease obligations (2)	1,237	71	88	110	259	104	605
Operating lease obligations (3)	646	60	109	89	64	53	271
Purchase obligations (4)	786	378	200	108	59	41	-
Other long-term liabilities reflected on
the balance sheet (5)	816	60	59	64	60	43	530
Other commitments(6)	333	60	92	49	48	42	42
Total obligations	$13,636	$1,231	$827	$1,075	$1,056	$529	$8,918

(1)
Presented net of unamortized discounts, of which $834 million relates to non-interest bearing Notes due in 2094, and excludes capital lease obligations of $930 million which are included in “Capital lease obligations.”

(2)	Includes $930 million of minimum lease payments and $307 million of imputed interest at rates ranging from 0.5% to 11.8%.

(3)
Includes minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more. The Company also has operating lease agreements for its automotive fleet with one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.

(4)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and services, and outstanding information technology service contracts and licenses.

(5)
Includes expected payments for workers’ compensation, workforce reductions, postretirement benefits other than pensions and environmental liabilities that have been classified as contractual settlement agreements.

(6)
The Company has remaining estimated commitments totaling approximately $140 million in relation to the EJ&E acquisition for railroad infrastructure improvements, grade separation projects as well as commitments under a series of agreements with individual communities and a comprehensive voluntary mitigation program established to address surrounding municipalities' concerns. The commitment for the grade separation projects is based on estimated costs provided by the Surface Transportation Board (STB) at the time of acquisition and could be subject to adjustment. In addition, implementation costs associated with the U.S. federal government legislative requirement to implement positive train control (PTC) by 2015 are estimated to be approximately $193 million (US$200 million).

For 2011 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.
See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statement.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Disposal of property

2011 - Disposal of IC RailMarine Terminal
In June 2011, the Company entered into an agreement with Raven Energy, LLC, an affiliate of Foresight Energy, LLC (“Foresight”) and the Cline Group (“Cline”), to sell substantially all of the assets of IC RailMarine Terminal Company (“ICRMT”), an indirect subsidiary of the Company, for cash proceeds of US$73 million before transaction costs. ICRMT is located on the east bank of the Mississippi River and stores and transfers bulk commodities and liquids between rail, ship and barge, serving customers in North American and global markets.
Under the sale agreement, the Company would benefit from a 10-year rail transportation agreement with Savatran LLC, an affiliate of Foresight and Cline, to haul a minimum annual volume of coal from four Illinois mines to the ICRMT transfer facility. The transaction, which is subject to customary closing conditions and regulatory approvals, is expected to be finalized in the third quarter of 2011. The net book value of the assets being sold has been reclassified to Other current assets. The proceeds of disposition are expected to exceed the Company’s net book value of the underlying assets.

2011 - Disposal of Lakeshore East
In March 2011, the Company entered into an agreement with Metrolinx to sell a segment of the Kingston subdivision known as the Lakeshore East in Pickering and Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for cash proceeds of $299 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $288 million ($254 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2010 - Disposal of Oakville subdivision
In March 2010, the Company entered into an agreement with Metrolinx to sell a portion of the property known as the Oakville subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for proceeds of $168 million before transaction costs, of which $24 million placed in escrow at the time of disposal was entirely released by December 31, 2010 in accordance with the terms of the agreement. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $152 million ($131 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

Off balance sheet arrangements

Accounts receivable securitization program
The Company had a five-year agreement to sell an undivided co-ownership interest in a revolving pool of freight receivables to an unrelated trust for maximum cash proceeds of $600 million, which expired on May 31, 2011 and was not renewed.

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements.  These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.
The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 7 – Major commitments and contingencies, to the Company’s unaudited Interim Consolidated Financial Statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided in Note 11 – Stock plans, to the Company’s 2010 Annual Consolidated Financial Statements. The following table provides total stock-based compensation expense for awards under all plans, as well as the related tax benefit recognized in income, for the three and six months ended June 30, 2011 and 2010.

	Three months ended June 30		Six months ended June 30
In millions	2011	2010	2011	2010

Cash settled awards
Restricted share unit plan	$18	$12	$47	$39
Voluntary Incentive Deferral Plan (VIDP)	7	(3)	18	6
	25	9	65	45
Stock option awards	3	1	5	5
Total stock-based compensation expense	$28	$10	$70	$50

Tax benefit recognized in income	$7	$2	$18	$13

Additional disclosures are provided in Note 4 – Stock plans, to the Company’s unaudited Interim Consolidated Financial Statements.

Financial instruments

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. At June 30, 2011, the Company did not have any significant derivative financial instruments outstanding. At June 30, 2011, Accumulated other comprehensive loss included an unamortized gain of $9 million, $6 million after-tax ($10 million, $7 million after-tax at December 31, 2010) relating to treasury lock transactions settled in a prior year, which is being amortized over the term of the related debt.
Additional disclosures are provided in Note 18 – Financial instruments to the Company’s 2010 Annual Consolidated Financial Statements as well as Note 8 – Financial instruments to the Company’s unaudited Interim Consolidated Financial Statements.

Common shares

Share repurchase programs
In January 2011, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 16.5 million common shares to the end of December 2011 pursuant to a normal course issuer bid, at prevailing market prices or such other prices as may be permitted by the Toronto Stock Exchange.
The following table provides the activity under such share repurchase program as well as the share repurchase program of the prior year:

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2011	2010	2011	2010
Number of common shares repurchased (1)	5.5	5.4	10.5	7.7
Weighted-average price per share (2)	$74.08	$58.70	$71.18	$57.92
Amount of repurchase	$407	$317	$747	$446
(1) Includes common shares purchased pursuant to private agreements between the Company and arm's-length third-party sellers.
(2) Includes brokerage fees.

Outstanding share data
As at July 25, 2011, the Company had 450.7 million common shares and 7.7 million stock options outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Recent accounting pronouncements

In June 2011, the Financial Accounting Standards Board issued amendments related to the presentation of the Statement of Comprehensive Income.  The update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity, and requires reclassification adjustments from Other comprehensive income to Net income to be presented on the face of the financial statements. The update will be effective for the Company beginning January 1, 2012 and will not have a significant impact on the Company’s consolidated financial statements.

The Accounting Standards Board of the Canadian Institute of Chartered Accountants requires all publicly accountable enterprises to report under International Financial Reporting Standards (IFRS) for the fiscal years beginning on or after January 1, 2011. However, National Instrument 52-107 issued by the Ontario Securities Commission allows foreign private issuers, as defined by the U.S. Securities and Exchange Commission (SEC), such as CN, to file with Canadian securities regulators financial statements prepared in accordance with U.S. GAAP. As such, the Company has decided not to report under IFRS in 2011 and to continue reporting under U.S. GAAP. The SEC has issued a roadmap for the potential convergence to IFRS for U.S. issuers and foreign issuers which stipulates that they will decide later this year whether to move forward with the convergence to IFRS. Should the SEC make such a decision, the Company will convert its reporting to IFRS at such time.

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from these estimates. The Company’s policies for personal injury and other claims, environmental claims, depreciation, pensions and other postretirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and, as such, are considered to be critical. The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company’s results of operations and financial position for the past three years ended December 31, 2010, as well as the effect of changes to these estimates, can be found on pages 32 to 39 of the Company’s 2010 Annual Report. Such discussions have not changed except as they relate to Depreciation as discussed herein.
In the first quarter of 2011, the Company completed the final phase of its depreciation studies that began in 2010 for Canadian properties and U.S. rolling stock and equipment. As a result of this phase of the studies, in the first quarter of 2011, the Company changed the estimated service lives for various assets and their related composite depreciation rates. Overall, the depreciation studies resulted in an annualized increase to depreciation expense of approximately $30 million.
As at June 30, 2011 and December 31 and June 30, 2010, the Company had the following amounts outstanding relating to its critical accounting policies:

	June 30	December 31	June 30
In millions	2011	2010	2010
	(Unaudited)		(Unaudited)
Pension asset	$588	$442	$984
Pension liability	248	245	228
Other postretirement benefits liability	280	283	269
Provision for personal injury and other claims	339	346	375
Provision for environmental costs	132	150	106
Net deferred income tax provision	5,251	5,099	5,202
Properties	22,789	22,917	22,801

Management discusses the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the Company’s related disclosures.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company’s results of operations, financial position, or liquidity. While some exposures may be reduced by the Company’s risk management strategies, many risks are driven by external factors beyond the Company’s control or are of a nature which cannot be eliminated. The following is a discussion of key areas of business risks and uncertainties.

Competition
The Company faces significant competition, including from rail carriers and other modes of transportation, and is also affected by its customers’ flexibility to select among various origins and destinations, including ports, in getting their products to market. Specifically, the Company faces competition from Canadian Pacific Railway Company (CP), which operates the other major rail system in Canada and services most of the same industrial areas, commodity resources and population centers as the Company; major U.S. railroads and other Canadian and U.S. railroads; long-distance trucking companies, and transportation via the St. Lawrence-Great Lakes Seaway and the Mississippi River. In addition, while railroads must build or acquire and maintain their rail systems, motor carriers and barges are able to use public rights-of-way that are built and maintained by public entities without paying fees covering the entire costs of their usage.
Competition is generally based on the quality and the reliability of the service provided, access to markets, as well as price. Factors affecting the competitive position of customers, including exchange rates and energy cost, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins. Factors affecting the general market conditions for our customers can result in an imbalance of transportation capacity relative to demand. An extended period of supply/demand imbalance could negatively impact market rate levels for all transportation services, and more specifically the Company’s ability to maintain or increase rates. This, in turn, could materially and adversely affect the Company’s business, results of operations or financial position.
The level of consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and accordingly, compete effectively with the Company in numerous markets. This requires the Company to consider arrangements or other initiatives that would similarly enhance its own service.
There can be no assurance that the Company will be able to compete effectively against current and future competitors in the transportation industry, and that further consolidation within the transportation industry and legislation allowing for more leniency in size and weight for motor carriers will not adversely affect the Company’s competitive position.  No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.  As a result, the Company incurs significant operating and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, newly discovered facts, changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs.
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to potential catastrophic liability risk, faced by the railroad industry generally, in connection with the transportation of toxic-by-inhalation hazardous materials such as chlorine and anhydrous ammonia, commodities that the Company may be required to transport to the extent of its common carrier obligations. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws or other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

The environmental liability for any given contaminated site varies depending on the nature and extent of the contamination; the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As such, the ultimate cost of addressing known contaminated sites cannot be definitively established. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases.
While some exposures may be reduced by the Company’s risk mitigation strategies (including periodic audits, employee training programs and emergency plans and procedures), many environmental risks are driven by external factors beyond the Company’s control or are of a nature which cannot be completely eliminated. Therefore, there can be no assurance, notwithstanding the Company’s mitigation strategies that liabilities or costs related to environmental matters will not be incurred in the future or that environmental matters will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, and reputation in a particular quarter or fiscal year.

Personal injury and other claims
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims and benefits from insurance coverage for occurrences in excess of certain amounts. The final outcome with respect to actions outstanding or pending at June 30, 2011, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, in a particular quarter or fiscal year.

Labor negotiations
Canadian workforce
As at June 30, 2011, CN employed a total of 16,299 employees in Canada, of which 12,337 were unionized employees. From time to time, the Company negotiates to renew collective agreements with various unionized groups of employees. In such cases, the collective agreements remain in effect until the bargaining process has been exhausted as per the Canada Labour Code.
On September 1, 2010, CN and the Canadian Auto Workers (CAW) had initiated the bargaining process for the renewal of four collective agreements applicable to clerical and intermodal employees, shopcraft mechanics and electricians, excavator operators and owner operator truck drivers working for a CN subsidiary, which were to expire on December 31, 2010. On January 24, 2011, the parties reached agreements for all groups, thus concluding bargaining without a labor disruption. The agreements were ratified on February 14, 2011 and will expire on December 31, 2014.

Disputes with bargaining units could potentially result in strikes, work stoppages, slowdowns and loss of business. Future labor agreements or renegotiated agreements could increase labor and fringe benefits expense. There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

U.S. workforce
As at June 30, 2011, CN employed a total of 7,016 employees in the United States, of which 5,763 were unionized employees.
As of July 2011, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (GTW); Duluth, Winnipeg and Pacific Railway Company (DWP); Illinois Central Railroad Company (ICRR); companies owned by CCP Holdings, Inc. (CCP); Duluth, Missabe & Iron Range Railway Company (DMIR); Bessemer & Lake Erie Railroad Company (BLE); The Pittsburgh and Conneaut Dock Company (PCD); EJ&E; and all but one of the unions at companies owned by Wisconsin Central Transportation Corporation (WC). Agreements in place have various moratorium provisions, ranging from 2004 to 2014, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation. The WC rail traffic controllers are in the process of negotiating their first collective agreement.
In conjunction with a notice of exemption filed with the Surface Transportation Board (STB) allowing for the intra-corporate merger of DWP, DMIR and WC, the Company has served notice to unions representing train and engine service employees on those properties to consolidate the collective agreements. This process is governed by the New York Dock labor protective conditions which provides a mechanism to ensure that the change is achieved without disruption in the event that new agreements cannot be reached voluntarily.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis. GTW, DWP, ICRR, CCP, WC, DMIR, BLE, PCD and EJ&E have bargained on a local basis rather than holding national, industry-wide negotiations because they believe it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.
Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted.

There can be no assurance that there will not be any work action by any of the bargaining units with which the Company is currently in negotiations or that the resolution of these negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

Regulation
The Company’s rail operations in Canada are subject to (i) economic regulation by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (the CTA), and (ii) safety regulation by the federal Minister of Transport under the Railway Safety Act and certain other statutes.  The Company’s U.S. rail operations are subject to (i) economic regulation by the STB and (ii) safety regulation by the Federal Railroad Administration (FRA).

Economic regulation – Canada
The CTA provides rate and service remedies, including final offer arbitration (FOA), competitive line rates and compulsory interswitching. In addition, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties.
On August 12, 2008, Transport Canada announced the Terms of Reference for the Rail Freight Service Review to examine the services offered by CN and CP to Canadian shippers and customers. The review was conducted in two phases. Phase 1 consisted of analytical work to achieve a better understanding of the state of rail service. Phase 2 commenced on September 23, 2009 with the appointment of a panel to develop recommendations in consultation with stakeholders. Approximately 110 public submissions were made, including three from CN, in response to the panel’s invitation to all interested parties to provide written submissions. The panel issued an interim report on October 8, 2010, and filed its final report and recommendations with the Minister of Transport and Infrastructure in December 2010. This report, which was released to the public on March 18, 2011, recommends streamlined commercial dispute resolution, the establishment of service level agreements with customers, and public reporting of various system metrics amongst other recommendations. The Government of Canada accepted the panel’s report and announced that it intended to implement certain steps to improve the entire rail supply chain, including tabling legislation to give shippers the right to a service agreement. To date, the Government has introduced no new legislation.

No assurance can be given that any current or future legislative action by the federal government or other future government initiatives will not materially adversely affect the Company's results of operations or financial position.

Economic regulation – U.S.
The STB serves as both an adjudicatory and regulatory body and has jurisdiction over railroad rate and service issues and rail restructuring transactions such as mergers, line sales, line construction and line abandonments. As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties.
On April 8, 2011, the Company filed with the STB a notice of exemption that would allow for the intra-corporate merger of WC, DMIR, and DWP. The transaction would simplify the corporate structure of CN’s U.S. operating subsidiaries and allow for operational efficiencies and service improvements. The notice became effective May 8, 2011, and the Company expects to consummate the transaction later in the year after completing labor implementing agreements.
The STB has undertaken proceedings in a number of areas in recent years, on issues including fuel surcharges assessed by rail carriers, including the Company and the majority of other large railroads operating within the U.S., computed as a percentage of the base rate for service; rate dispute resolution procedures for medium-sized and smaller rate disputes; and the methodology for calculating the cost of equity component of the industry cost of capital that is used in various regulatory proceedings.  The STB also announced in 2010 that it would be examining in 2011 the commodities and forms of service currently exempt from STB regulation and the liability of third parties for rail car demurrage. On June 22 – 23, 2011, the STB held a hearing on the current state of competition in the railroad industry. The STB will be considering the comments and may take further action.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

As part of the Passenger Rail Investment and Improvement Act of 2008 (PRIIA), the U.S. Congress has authorized the STB to investigate any railroad over whose track Amtrak operates that fails to meet an 80 percent on-time performance standard for Amtrak operations extending over two calendar quarters and to determine the cause of such failures. The STB started assessing, in the third quarter of 2010, compliance with the standard based on metrics issued by the FRA on May 12, 2010. If the STB determines that a failure to meet these standards is due to the host railroad’s failure to provide preference to Amtrak, the STB is authorized to assess damages against the host railroad.
The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry.  During the 111th Congress (2009 – 2010), legislation to repeal the railroad industry’s limited antitrust exemptions was introduced in both Houses of Congress and was approved by the Senate and House Judiciary Committees. Broader legislation to modify the system of economic regulation of the railroad industry was introduced and approved by the Senate Commerce Committee on December 17, 2009. If enacted, these bills would have made significant changes to the economic regulatory system governing rail operations in the United States. The 111th Congress adjourned without taking final action on this legislation. Broad legislation to modify economic regulation of the rail industry (S. 158) and legislation to repeal the rail industry’s limited antitrust exemptions (S. 49) have been introduced in 2011 in the Senate.  S. 49 has also been approved by the Senate Judiciary Committee and there is no assurance that this or similar legislation will not progress through the legislative process.
The acquisition of the EJ&E in 2009 followed an extensive regulatory approval process by the STB, which included an Environmental Impact Statement (EIS) that resulted in conditions imposed to mitigate municipalities’ concerns regarding increased rail activity expected along the EJ&E line (see Contractual obligations section of this MD&A). The Company accepted the STB-imposed conditions with one exception. The Company filed an appeal at the U.S. Court of Appeals for the District of Columbia Circuit challenging the STB’s condition requiring the installation of grade separations at two locations along the EJ&E line at Company funding levels significantly beyond prior STB practice. Appeals were also filed by certain communities challenging the sufficiency of the EIS. On March 15, 2011, the Court denied the CN and community appeals. As such, the Company estimates its total remaining commitment related to the acquisition to be approximately $140 million. The commitment for the grade separation projects is based on estimated costs provided by the STB at the time of acquisition and could be subject to adjustment.
The STB also imposed a five-year monitoring and oversight condition, during which the Company is required to file with the STB monthly operational reports as well as quarterly reports on the implementation status of the STB-imposed mitigation conditions. This permits the STB to take further action if there is a material change in the facts and circumstances upon which it relied in imposing the specific mitigation conditions. In early 2010, the STB directed an audit of the Company’s EJ&E operational and environmental mitigation reports and released the results of the audit to the public in April 2010. The audit generally confirmed CN’s compliance with the STB’s reporting conditions and its cooperation with local communities to mitigate the adverse impacts of additional traffic expected as a result of the EJ&E transaction. However, the audit recommended clarification of reporting requirements for blocked crossings on the EJ&E line. Based on the audit and subsequent direction by the STB, CN provided requested information to the STB on April 26, 2010. On April 28, 2010, the STB held a hearing to review CN’s reporting on blocked crossing occurrences along the EJ&E line. On December 21, 2010, the STB concurred with the audit’s findings as to CN’s general compliance with the reporting and mitigation conditions it had imposed. The STB indicated that it will continue monitoring blocked crossing occurrences, asked for additional information from CN on certain crossing areas for future quarterly environmental reports, and indicated it would conduct another audit in 2011. The STB also extended the original monitoring and oversight condition for an additional year. In a separate decision, the STB imposed a US$250,000 civil penalty on CN, which the Company paid in January 2011, based on its finding that the Company breached the Board’s oversight requirement that it report all blocked crossing occurrences of 10 minutes or more on the EJ&E line, regardless of cause.
The resolution of matters that could arise during the STB’s remaining oversight of the transaction cannot be predicted with certainty, and therefore, there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.
The Company’s ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters.  In addition, the Environmental Protection Agency (EPA) has authority to regulate air emissions from these vessels.  On August 28, 2009, the EPA issued a proposed rule to extend an ongoing rulemaking to limit sulfur emissions for ocean-going vessels to operations in the Great Lakes. The EPA’s proposed rule would have had an adverse impact on the Company’s Great Lakes Fleet operations. The Company’s U.S.-flag vessel operator filed comments on September 28, 2009 in the proceeding. On December 22, 2009, the EPA issued its final emissions regulations, which addressed many of Great Lakes Fleet’s concerns. In addition, the U.S. Coast Guard on

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

August 28, 2009 proposed to amend its regulations on ballast water management; the Company’s U.S.-flag vessel operator is participating in this rulemaking proceeding.

No assurance can be given that these or any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Safety regulation – Canada
Rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act (Act), as well as the rail portions of other safety-related statutes.  The following actions have been taken by the federal government:

(i) In 2008, a full review of the Railway Safety Act was conducted by the Railway Safety Act Review Panel (Review Panel) and their report has been tabled in the House of Commons.  The Report includes more than 50 recommendations to improve rail safety in Canada but concludes that the current framework of the Railway Safety Act is sound.

(ii) On June 4, 2010, the Minister of Transport tabled Bill C-33 proposing a number of amendments to the Railway Safety Act addressing the recommendations made by the Review Panel. The amendments will require all companies operating a railway under federal jurisdiction to obtain a safety-based railway operating certificate. Bill C-33 also proposes to introduce administrative monetary penalties for violations of designated provisions of the Act or regulations and increases the maximum amount of judicial penalties for contraventions of the Act. The Committee completed its study of Bill C-33, but the Bill died on the Order Paper when Parliament was dissolved in March 2011, and no new Bill has since been tabled.

Safety regulation – U.S.
Rail safety regulation in the U.S. is the responsibility of the FRA, which administers the Federal Railroad Safety Act, as well as the rail portions of other safety statutes. In 2008, the U.S. federal government enacted legislation reauthorizing the Federal Railroad Safety Act. This legislation covers a broad range of safety issues, including fatigue management, positive train control (PTC), grade crossings, bridge safety, and other matters. The legislation requires all Class I railroads and intercity passenger and commuter railroads to implement a PTC system by December 31, 2015 on mainline track where intercity passenger railroads and commuter railroads operate and where toxic-by-inhalation hazardous materials are transported. PTC is a collision avoidance technology intended to override locomotive controls and stop a train before an accident. The Company continues to analyze the impact of this requirement on its network and is taking steps to ensure implementation in accordance with the new law, including working with other Class I railroads to satisfy the requirements for U.S. network interoperability. The Company’s PTC Implementation Plan, submitted in April 2010, has been approved by the FRA. Implementation costs associated with PTC are estimated to be US$200 million. The legislation also caps the number of on-duty and limbo time hours for certain rail employees on a monthly basis. The Company is taking appropriate steps and working with the FRA to ensure that its operations conform to the law’s requirements.

No assurance can be given that these or any future regulatory initiatives by the Canadian and U.S. federal governments will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Security
The Company is subject to statutory and regulatory directives in the United States addressing homeland security concerns. In the U.S., safety matters related to security are overseen by the Transportation Security Administration (TSA), which is part of the U.S. Department of Homeland Security (DHS) and the Pipeline and Hazardous Materials Safety Administration (PHMSA), which, like the FRA, is part of the U.S. Department of Transportation. Border security falls under the jurisdiction of U.S. Customs and Border protection (CBP), which is part of the DHS. In Canada, the Company is subject to regulation by the Canada Border Services Agency (CBSA). More specifically, the Company is subject to:

(i) Border security arrangements, pursuant to an agreement the Company and CP entered into with the CBP and the CBSA.

(ii) The CBP’s Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA’s Customs Self-Assessment (CSA) program.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

(iii) Regulations imposed by the CBP requiring advance notification by all modes of transportation for all shipments into the United States. The CBSA is also working on similar requirements for Canada-bound traffic.

(iv) Inspection for imported fruits and vegetables grown in Canada and the agricultural quarantine and inspection (AQI) user fee for all traffic entering the U.S. from Canada.

The Company has worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters.

Transportation of hazardous materials
The Company may be required to transport toxic-by-inhalation (TIH) hazardous materials to the extent of its common carrier obligations and, as such, is exposed to additional regulatory oversight.

(i) The PHMSA requires carriers operating in the U.S. to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk.

(ii) The TSA requires rail carriers to provide upon request, within five minutes for a single car and 30 minutes for multiple cars, location and shipping information on cars on their networks containing TIH materials and certain radioactive or explosive materials; and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers that will move from, to, or through designated high-threat urban areas.

(iii) The PHMSA has issued regulations to enhance the crashworthiness protection of tank cars used to transport TIH and to limit the operating conditions of such cars.

(iv) In Canada, the Transportation of Dangerous Goods Act establishes the safety requirements for the transportation of goods classified as dangerous and enables the establishment of regulations for security training and screening of personnel working with dangerous goods, as well as the development of a program to require a transportation security clearance for dangerous goods and that dangerous goods be tracked during transport.

While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress or Parliament, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Other risks
Economic conditions
The Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. Adverse North American and global economic conditions, or economic or industrial restructuring, that affect the producers and consumers of the commodities carried by the Company, including customer insolvency, may have a material adverse effect on the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively affect its results of operations, financial position, or liquidity.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Trade restrictions
Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

Terrorism and international conflicts
Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. Rail lines, facilities and equipment could be directly targeted or become indirect casualties, which could interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets. Government response to such events could adversely affect the Company’s operations. Insurance coverage and premiums could also increase significantly or become unavailable.

Customer credit risk
In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, economic conditions can affect the Company’s customers and can result in an increase to the Company’s credit risk and exposure to business failures of its customers. To manage its credit risk, on an ongoing basis, the Company’s focus is on keeping the average daily sales outstanding within an acceptable range, and working with customers to ensure timely payments, and in certain cases, requiring financial security, including letters of credit. A widespread deterioration of customer credit and business failures of customers could have a material adverse effect on the Company's results of operations, financial position or liquidity.

Liquidity
Disruptions in the financial markets or deterioration of the Company's credit ratings could hinder the Company's access to external sources of funding to meet its liquidity needs. There can be no assurance that changes in the financial markets will not have a negative effect on the Company’s liquidity and its access to capital at acceptable rates.

Supplier risk
The Company operates in a capital-intensive industry where the complexity of rail equipment limits the number of suppliers available. The supply market could be disrupted if changes in the economy caused any of the Company’s suppliers to cease production or to experience capacity or supply shortages. This could also result in cost increases to the Company and difficulty in obtaining and maintaining the Company’s rail equipment and materials. Since the Company also has foreign suppliers, international relations, trade restrictions and global economic and other conditions may potentially interfere with the Company’s ability to procure necessary equipment. To manage its supplier risk, it is the Company’s long-standing practice to ensure that more than one source of supply for a key product or service, where feasible, is available.  Widespread business failures of, or restrictions on suppliers, could have a material adverse effect on the Company’s results of operations or financial position.

Pension funding
Overall return in the capital markets and the level of interest rates affect the funded status of the Company's pension plans, particularly the Company’s main pension plan, the CN Pension Plan. For accounting purposes, the funded status of all pension plans is calculated at the measurement date under generally accepted accounting principles, which for the Company is December 31. For funding purposes, the funded status of the Canadian pension plans is also calculated under going-concern and solvency scenarios under guidance issued by the Canadian Institute of Actuaries to determine the contribution level. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuations as well as changes to existing federal pension legislation may significantly impact future pension contributions and have a material adverse effect on the funded status of the plans and the Company’s results of operations. The Company’s funding requirements, as well as the impact on the results of operations, are determined upon completion of actuarial valuations. Due to recent legislative changes, actuarial valuations which were generally required on a triennial basis, will be required on an annual basis as at December 31, 2011 for all Canadian plans, or when deemed appropriate by the Office of the Superintendent of Financial Institutions. The federal pension legislation allows for funding of deficits, if any, to be paid over a number of years. Actuarial valuations are also required annually for the Company’s U.S. pension plans.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Availability of qualified personnel
The Company, like other companies in North America, may experience demographic challenges in the employment levels of its workforce. Changes in employee demographics, training requirements and the availability of qualified personnel, particularly locomotive engineers and trainmen, could negatively impact the Company’s ability to meet demand for rail service. The Company expects that approximately 45% of its workforce will be eligible to retire or leave through normal attrition (death, termination, resignation) within the next five-year period. The Company monitors employment levels to ensure that there is an adequate supply of personnel to meet rail service requirements. However, the Company’s efforts to attract and retain qualified personnel may be hindered by specific conditions in the job market. No assurance can be given that demographic or other challenges will not materially adversely affect the Company’s results of operations or its financial position.

Fuel costs
The Company, like other railroads, is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Fuel shortages can occur due to refinery disruptions, production quota restrictions, climate, and labor and political instability. Rising fuel prices could materially adversely affect the Company’s expenses. As such, CN has implemented a fuel surcharge program with a view of offsetting the impact of rising fuel prices. The surcharge applied to customers is determined in the second calendar month prior to the month in which it is applied, and is calculated using the average monthly price of West-Texas Intermediate crude oil (WTI) for revenue-based tariffs and On-Highway Diesel (OHD) for mileage-based tariffs. Increases in fuel prices or supply disruptions may materially adversely affect the Company’s results of operations, financial position or liquidity.

Foreign currency
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. The estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the US dollar is in the range of $5 million to $10 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.

Reliance on technology
The Company relies on information technology in all aspects of its business. While the Company has a disaster recovery plan in place, a significant disruption or failure of its information technology systems could result in service interruptions, safety failures, security violations, regulatory compliance failures or other operational difficulties and compromise corporate information and assets against intruders  and, as such, could adversely affect the Company’s results of operations, financial position or liquidity. If the Company is unable to acquire or implement new technology, it may suffer a competitive disadvantage, which could also have an adverse effect on the Company’s results of operations, financial position or liquidity.

Transportation network disruptions
Due to the integrated nature of the North American freight transportation infrastructure, the Company’s operations may be negatively affected by service disruptions of other transportation links such as ports and other railroads which interchange with the Company. A significant prolonged service disruption of one or more of these entities could have an adverse effect on the Company’s results of operations, financial position or liquidity. Furthermore, deterioration in the cooperative relationships with the Company’s connecting carriers could directly affect the Company’s operations.

Weather and climate change
The Company’s success is dependent on its ability to operate its railroad efficiently. Severe weather and natural disasters, such as extreme cold or heat, flooding, drought, hurricanes and earthquakes, can disrupt operations and service for the railroad, affect the performance of locomotives and rolling stock, as well as disrupt operations for both the Company and its customers. Climate change, including the impact of global warming, has the potential physical risk of increasing the frequency of adverse weather events, which can disrupt the Company's operations, damage its infrastructure or properties, or otherwise have a material adverse effect on the Company’s results of operations, financial position or liquidity. In addition, although the Company believes that the growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S., it is too early to predict the manner or degree of such impact on the Company at this time. Restrictions, caps, taxes, or other controls on emissions of greenhouse gasses, including diesel exhaust, could

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

significantly increase the Company's capital and operating costs or affect the markets for, or the volume of, the goods the Company carries thereby resulting in a material adverse effect on operations, financial position, results of operations or liquidity. More specifically, climate change legislation and regulation could (a) affect CN’s utility coal customers due to coal capacity being replaced with natural gas generation and renewable energy; (b) make it difficult for CN’s customers to produce products in a cost-competitive manner due to increased energy costs; and (c) increase legal costs related to defending and resolving legal claims and other litigation related to climate change.

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of June 30, 2011, have concluded that the Company’s disclosure controls and procedures were effective.
During the second quarter ended June 30, 2011, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s 2010 Annual Information Form (AIF) and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. Copies of such documents, as well as the Company’s Notice of Intention to Make a Normal Course Issuer Bid, may be obtained by contacting the Corporate Secretary’s office.

Montreal, Canada
July 25, 2011

Item 4
Statement of CEO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Claude Mongeau, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:  July 28, 2011
/s/ Claude Mongeau
Claude Mongeau
President and Chief Executive Officer

Item 5
Statement of CFO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Luc Jobin, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 28, 2011

/s/ Luc Jobin
Luc Jobin
Executive Vice-President and Chief Financial Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: July 28, 2011	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel